UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 31 January, 2018

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

The Press Release issued on 31 January, 2018

Investorenquiries T: +31 (0)20 5766396 E:investor.relations@ing.com Pressenquiries T: +31 (0)20 5765000 E:media.relations@ing.com Investor conference call 31 January 2018 at 9:00 amCET +31 (0)20 531 5821(NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webcast atwww.ing.com Media conference call 31 January 2018 at 11:00 amCET +31 (0)20 531 5871(NL) +44 203 365 3210 (UK) Live audio webcast atwww.ing.com Pressrelease CorporateCommunications Amsterdam, 31 January 2018 INGposts2017netresultofEUR4,905million; 4Q17netresultofEUR1,015million INGrecordscontinuedcommercial growthandfurtherprogressonThinkForwardstrategic priorities •ING grew retail customer base in 4Q17 by 500,000 to 37.4 million, and primary relationships reached 10.8million •Net core lending in 4Q17 increased by EUR 6.8 billion; net customer deposit inflow amounted to EUR 2.7billion ING4Q17underlying pre-taxresultofEUR1,560million;FY2017underlying pre-taxresult2.4%upon2016 •Solid result reflects business growth at resilient margins, growth in commission income and low riskcosts •ING’s full-year underlying ROE at 10.2%; fully loaded CET1 ratio improved to 14.7%; FY2017 dividend of EUR 0.67 per share CEOstatement “Our commitment to our customers and progress in accelerating our Think Forward strategy are evident in the good results and continued customer growth we posted for both the fourth quarter and full year 2017,” said Ralph Hamers, CEO ofING. “Our global customer base grew to 37.4 million over the year, including a 900,000 increase in the number of primary customers to 10.8 million. Our most recent net promoter scores among customers rank us first in 9 of our 13 retail markets, an achievement I am quite proudof.” “We continue to improve the experience of our customers through both our own innovations as well as through strategic partnerships. In the Netherlands, a new digital tool for small business customers links receipts and bills directly to transactions, giving customers one platform for their administration and banking. And just this week, we agreed to acquire a 75% stake in leading payments service provider Payvision, a partnership we think will strongly benefit ourcustomers.” “Innovation is changing banking at lightning speed. One such change is blockchain, which has the potential to profoundly alter financial services by making banking better, safer, simpler, faster and cheaper for clients. Blockchain is a priority for us as we build the bank of the future, and our team had a couple of major achievements recently. These include creating blockchain code that’s nearly 10 times more e?cient in ensuring privacy, and using blockchain to create digital platforms for agricultural and energy commodity trades, the latter through a venture with other partners. These are milestones, and the collaboration required to achieve them symbolises the very spirit of cooperation inherent to blockchain’s success.” “We strive to make a positive impact on the world through our financing and took important steps in the fourth quarter to contribute to a low-carbon and self-reliant society, which is the focus of our sustainability activities. For example,we announced that we will accelerate the reduction of our exposure to coal power generation to close to zero by 2025. This ispart of our e?ort to support the energy transition that’s needed to combat climatechange.” “Wholesale Banking is an important contributor to the success of our Think Forward strategy. In November we announced that the Wholesale Banking business will be aligned even more around the needs and expectations of our clients,including initiatives to move to a stronger sector organisation and strengthen our international network. This will help us become amore e?cient, client -focused business that o?ers a consistent experience acrossborders.” “Overall, there was strong commercial growth over 2017, with EUR 26.9 billion of net core lending growth at resilient margins and a EUR 19.0 billion net increase in customer deposits. ING’s full-year underlying pre-tax result rose 2.4% to EUR 7,199 million, and the full-year underlying return on equity was 10.2%. Operating expenses rose in the fourth quarter as we stepped up our digital investments. We remain committed to the targets we communicated when we announced the acceleration of the Think Forward Strategy in October 2016. We are pleased to propose a full-year 2017 cash dividend of EUR 0.67 per share, comprising the August 2017 interim dividend of EUR 0.24 and afinal dividend of EUR 0.43 per share.” “I’m proud of the steps we took in 2017 to prepare ING for the future while executing on our Customer Promise. The continued growth of new customers coming to ING shows that we are living up to this promise and empowering customers to stay a step ahead in life and inbusiness.”

2 ING Press Release4Q2017 HighlightsShareInformation Shareinformation 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Shares (in millions, end ofperiod) Total numberofshares 3,878.5 3,883.3 3,885.3 3,885.6 3,885.8 -Treasuryshares 0.7 0.9 0.6 0.6 0.9 -Sharesoutstanding 3,877.8 3,882.4 3,884.7 3,885.0 3,884.9 Average numberofshares 3,877.6 3,878.6 3,884.0 3,884.5 3,884.6 Share price (ineuros) Endofperiod 13.37 14.17 15.10 15.60 15.33 High 13.72 14.62 15.75 15.90 15.98 Low 10.88 12.93 13.65 14.59 15.00 Net result per share(ineuros) 0.19 0.29 0.35 0.35 0.26 Shareholders'equitypershare 12.84 (end of period ineuros) 13.07 12.79 12.81 12.97 Dividend per share(ineuros) 0.42 n.a. 0.24 n.a. 0.43 Price/earningsratio 1) 11.1 12.1 12.7 13.0 12.1 Price/bookratio 1.04 1.08 1.18 1.22 1.18 1) Four-quarter rollingaverage 25 0 50 Market capitalisation (in EUR billion) 75 52 55 59 61 60 30 Jun. 2017 30Sep. 2017 31Dec. 2016 31Dec. 2017 31Mar. 2017 Broker/Institutional Investors pleasecontact: J.P. Morgan Chase Bank,N.A. DepositaryReceipts 4 New York Plaza, Floor12 New York, NY10004 In the US: (866)JPM-ADRS Outside the US: +1 866576-2377 ADR Shareholders cancontact J.P. Morgan Transfer AgentService Center: J.P. Morgan Chase Bank,N.A. P.O. Box64504 St. Paul, MN55164-0504 In the US: +1 800 990 1135 Outside the US: +1 651 453 2128 Email:jpmorgan.adr@wellsfargo.com 31 Dec.20171 Oct.20171 Jul.20171 Jan.2016 1 Apr.2017 ING 1Oct. 2016 1 Jan.2017 Euro StoxxBanks Euro Stoxx50 1Apr.2016 1 Jul.2016 Stoxx Europe 600Banks Relative share priceperformance 1 January 2016 to 31 December 2017 140 120 100 80 60 American Depositary Receipts(ADRs) ForquestionsrelatedtotheINGADRprogram,pleasevisit J.P.MorganDepositaryReceiptsServicesatwww.adr.com,or contact: Shareholders orholdersofADRscanrequestahardcopyof ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Stockexchanges Tickers (Bloomberg,Reuters) Securitycodes (ISIN,SEDOL1) NL0011821202, BZ57390 EuronextAmsterdam INGA NA,INGA.AS andBrussels New York Stock Exchange ING US,ING.N US4568371037, 2452643 Financial calendar Publication 2017 ING Group AnnualReport: Thursday, 8 March2018 2018 Annual GeneralMeeting: Monday, 23 April2018 Ex-date for final dividend 2017 (Euronext Amsterdam)*: Wednesday, 25 April2018 Record date for final dividend 2017entitlement (NYSE)*: Thursday, 26 April2018 Record date for final dividend 2017entitlement (EuronextAmsterdam)*: Thursday, 26 April2018 Payment date final dividend 2017(Euronext Amsterdam)*: Thursday, 3 May2018 Publication results1Q2018: Wednesday, 9 May2018 Payment date final dividend 2017(NYSE)*: Friday, 11 May2018 Publication results2Q2018: Thursday, 2 August2018 Ex-date for interim dividend 2018 (Euronext Amsterdam)*: Monday, 6 August 2018 Record date for interim dividend 2018 entitlement (EuronextAmsterdam)*: Tuesday, 7 August 2018 Record date for interim dividend 2018 entitlement (NYSE)*: Monday, 13 August 2018 Payment date interim dividend 2018 (Euronext Amsterdam)*: Tuesday, 14 August 2018 Payment date interim dividend 2018(NYSE)*: Tuesday, 21 August 2018 Publication results3Q2018: Thursday, 1 November2018 * only if any dividend ispaid All dates areprovisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York(NYSE). Table of contents Share Information Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Geographical Split Consolidated Balance Sheet Risk & Capital Management Economic Environment Appendix 2 3 4 9 13 16 17 19 21 25 26

3 ING Press Release4Q2017 Highlights ING retained good commercial momentum in the fourth quarter and full year 2017. At the end of 2017, we had atotal of 37.4 million customers and our most recent net promoter score puts us at number one in customer satisfaction in 9 of our 13 retail markets. Here are some highlights that show how we are empowering customers to stay a step ahead in life and inbusiness. Innovation Our innovations span all our businesses as we aim to create a di?erentiating experience for allcustomers. ING in Australia took steps to help customers save money. Our research shows that more than half of adults there don’t think twice about losing loose coins, even when it costs them a collective AUD 38.85 million a month. Now, ING’s digital money jar ‘Everyday Round Up’ allows customers to roundup every eligible card purchase to the nearest one or five dollars and puts the di?erence straight into their savingsaccount. The feature hit 40,000 activations within the first twoweeks. In the Netherlands, we added a ‘digital shoebox’ to our mobile banking app for small business customers. Now, they can use their phone’s camera to scan receipts and bills, then linkthem directly to transactions. This allows customers to track their income, expenses and tax payable in real time andgivesthem one platform for their administration and banking –making their lives easier and freeing up time to spend on running theirbusiness. And in Wholesale Banking, we created a tool to harness the power of artificial intelligence. Called Katana, it uses data visualisation and predictive analytics to help bond traders decide what price to quote when buying from and selling to clients, enabling them to make faster and sharper pricing decisions. Blockchain Blockchain has the potential to profoundly alter financial services and is a priority for us as we build the bank of the future. Our blockchain team has achieved a couple of major milestones. We helped overcome one of the biggest obstacles to using blockchain in financial services by creating a code, known as a ’zero-knowledge range proof’ (ZKRP), that’s 10 times more e?cient in keeping information on a ledger private. ZKRP demonstrates the truth of a specific statement without revealing any additional information. For example, a mortgage applicant could prove that their salary sits within a certain range, without revealing the exactfigure. In November, we teamed up with other banks and some of the largest energy and trading houses to form a venture to modernise and transform energy commodities trading. The venture will create a real-time blockchain-based digital platform to manage physical energy transactions from trade entry to final settlement. In doing so, it digitalises the process and allows the sector to move awayfrom traditional paper contracts and operationsdocumentation. In January we upgraded our Easy Trading Connect blockchain platform and conducted the first agricultural commodities trade –a milestone in a sector with complex and rigorous documentation chains. Featuring no paper contracts, certificates or manual checks, the time spent on processing documents and data has been reduced fivefold. Besides speed, there are significant improvements for all in the chain, including reduced fraud risk, lower costs, increased safetyand the ability to monitor the trade’s progress in realtime. Sustainability We continue to strive to make a positive impact on theworld with our financing and have sharpened our sustainability direction to focus on contributing to a low-carbon and self- reliant society. In the fourth quarter we announced we’ll accelerate the reduction of our exposure to coal power generation to close to zero by 2025, an important step in our e?orts to support the energy transition needed to combat climatechange. We also recently launched Sustainable Investments, committing EUR 100 million in capital to support sustainable ‘scale-ups’ with a proven concept and positive environmental impact -companies that don’t yet fulfil all the criteria for an all-in senior financing solution. Wholesale Banking again played key roles in sustainable projects. We acted as joint bookrunner in the EUR 600 million green bond for Toyota Motor Credit Corp, with proceeds being used to finance new retail loans and lease contracts for Toyota and Lexus low-carbon vehicles. We also supported the first floating solar park in the Netherlands and the largest in Europe (excluding the UK) with nearly EUR 1.7 million of financing. This grassroots community-based project will start producing energy for 600 homes this year. As this technology spreads, other ING clients will benefit from our experience in structuring the deal. ING remains ranked as ‘leader’ in the Banks industry groupby Sustainalytics, the global provider of environmental, social and governance (ESG) research and ratings. With a score of 85, only one point lower than last year, we were ranked seventh out of nearly 350 companies and first in our market capitalisation peer group. Basel'IV' There was an agreement made on Basel ‘IV’ in December, after continued delays impacted strategic planning and business decisions for many banks. ING believes it is good that there is now more clarity. With a long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up. We will meet the final requirements and continue executing our strategy for our clients and delivering growth at good returns. See page 24 for moredetails.

4 ING Press Release4Q2017 Consolidated Results Consolidated results 4Q2017 4Q2016 Change 3Q2017 Change FY2017 FY2016 Change Profit or loss (in EURmillion) Net interestincome 3,512 3,341 5.1% 3,490 0.6% 13,714 13,241 3.6% Net commission income 674 611 10.3% 643 4.8% 2,714 2,433 11.5% Investment income 20 39 -48.7% 82 -75.6% 194 422 -54.0% Otherincome 162 470 -65.5% 193 -16.1% 1,083 1,363 -20.5% Total underlying income 4,368 4,461 -2.1% 4,408 -0.9% 17,704 17,458 1.4% Sta?expenses 1,336 1,264 5.7% 1,286 3.9% 5,202 5,039 3.2% Regulatory costs 1) 264 209 26.3% 94 180.9% 901 845 6.6% Otherexpenses 1,018 895 13.7% 909 12.0% 3,726 3,572 4.3% Underlying operating expenses 2,618 2,369 10.5% 2,289 14.4% 9,829 9,456 3.9% Grossresult 1,751 2,093 -16.3% 2,119 -17.4% 7,875 8,002 -1.6% Addition to loan loss provisions 2) 190 138 37.7% 124 53.2% 676 974 -30.6% Underlying result beforetax 1,560 1,955 -20.2% 1,995 -21.8% 7,199 7,028 2.4% Taxation 543 557 -2.5% 595 -8.7% 2,160 1,977 9.3% Non-controllinginterests 17 17 0.0% 21 -19.0% 82 75 9.3% Underlying net result 1,001 1,381 -27.5% 1,378 -27.4% 4,957 4,976 -0.4% Special items aftertax 0 -787 0 0 -799 Net result Insurance Other 15 158 -90.5% -3 -52 33 -257.6% Net result from continuing operations 1,015 752 35.0% 1,376 -26.2% 4,905 4,210 16.5% Net result from discontinued operations 0 -2 0 0 441 Net result INGGroup 1,015 750 35.3% 1,376 -26.2% 4,905 4,651 5.5% Net result per share (inEUR) 0.26 0.19 0.35 1.26 1.20 Capital ratios (end of period) ING Group shareholders' equity (in EURbillion) 50 1.3% 50 50 1.2% ING Group common equity Tier 1 ratio fullyloaded 3) 14.5% 14.7% 14.2% ING Group common equity Tier 1 ratio phasedin 14.5% 14.7% 14.1% Customer lending/deposits (end of period, in EURbillion) Residentialmortgages 282.8 0.5% 284.1 282.5 0.6% Other customer lending 285.5 1.5% 289.9 278.9 3.9% Customer deposits 538.1 0.3% 539.8 522.9 3.2% Profitability andefficiency Underlying interestmargin 1.58% 1.52% 1.57% 1.54% 1.52% Underlying cost/income ratio 59.9% 53.1% 51.9% 55.5% 54.2% Underlying return on equity on IFRS-EUequity 4) 8.3% 11.1% 11.5% 10.2% 10.1% Employees (internal FTEs, end ofperiod) 51,550 0.5% 51,815 51,546 0.5% Four-quarter rolling average key figures Underlying interestmargin 1.54% 1.52% 1.53% Underlying cost/income ratio 55.5% 54.2% 53.8% Underlying return on equity on IFRS-EUequity 4) 10.2% 10.1% 11.0% Risk Non-performing loans/total loans (end ofperiod) 2.0% 1.9% 2.1% Stock of provisions/provisioned loans (end ofperiod) 39.3% 38.0% 39.9% Underlying risk costs in bps of averageRWA 25 18 16 22 31 Risk-weighted assets (end of period, in EURbillion) 311.0 -0.4% 309.9 314.3 -1.4% 1) Regulatory costs represent bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) single resolution fund(‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' (which is equivalent to risk costs) includes write-o?s and recoveries on loans and receivables not included in the stock of provision for loanlosses. 3) Interim profit not included in CET1 capital in FY17, amounting to EUR 1,670 million (FY16: EUR 1,629 million, and 9M17: EUR 1,626million). 4) Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital as from1Q2017. Note: Underlying figures are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding the impact from divestments, special items, Insurance Other, and discontinued operations. See the Appendix for areconciliation between GAAP and non-GAAP figures.

5 ING Press Release4Q2017 Consolidated Results ING posted strong 2017 results, which were primarily driven by continued business growth at resilient interest margins, higher commission income and lower risk costs. The net result rose to EUR 4,905 million from EUR 4,651 million in 2016. Commercial performance was robust in 2017. At comparable FX rates and excluding Bank Treasury and the run-o?portfolios, net growth in core lending amounted to EUR 26.9 billion, despite heightened competition in some of our markets. The net growth in customer deposits was EUR 19.0 billion. Risk costs declined to 22 basis points of average risk-weighted assets, which is well below our through-the-cycle average of 40-45 basis points. ING Group’s fully loaded CET1 ratio strengthened to 14.7% at year -end 2017, as risk-weighted assets decreased slightly (mainly due to positive risk migration) and available CET1 capital increased by EUR 1.0 billion compared with year-end 2016. This excludes a reservation of EUR 1.7 billion for the final dividend over2017. The underlying net result, defined as net result excluding special items after tax, Insurance Other and discontinued operations, declined 0.4% to EUR 4,957 million in 2017, due to a higher e?ective tax rate. The underlying pre-tax result rose 2.4% compared to 2016. ING’s underlying return on IFRS-EU equity was 10.2% in 2017, broadly in line with lastyear. ING’s fourth-quarter 2017 net result was EUR 1,015 million, up from EUR 750 million in the fourth quarter of 2016, which included a special item related to the digital transformation programmes. The underlying net result fell by EUR 380 million to EUR 1,001million. This decline was primarily caused by lower income in Financial Markets, higher total expenses and a relatively high tax charge. Commercial momentum continued in the fourth quarter as ING welcomed 500,000 new retail customers and our core lending book recorded net growth of EUR 6.8billion. Underlying results The solid fourth-quarter 2017 underlying result before tax of EUR 1,560 million was mainly attributable to continued loan growth at resilient margins, strong commission income and low risk costs (albeit higher than in the previous quarter due to lower releases). Financial Markets, however, experienced a di?cult fourth quarter, which resulted in a pre-tax loss.Total expenses were relatively high as the current quarter included the annual Dutch bank tax and a step-up in digital investment spend, but also higher IT expenses and some additions to restructuring and litigation provisions. Compared with the very strong year-ago quarter, the underlying resultbefore tax fell 20.2%. Sequentially, the underlying result before tax declined 21.8%; this was partly caused by the Dutch bank tax, which was recorded in the fourthquarter. Total underlying income Total underlying income was slightly lower at EUR 4,368 million compared with EUR 4,461 million in the fourth quarter of 2016. The decline was mainly caused by lower revenues from Financial Markets and Bank Treasury activities due to lower client activity and low market volatility, as well aslower money-market results. The 2.1% decline year-on-year was also influenced by negative CVA/DVA impacts in Wholesale Banking and in the Corporate Line: EUR -45 million in the fourth quarter of 2017 versus EUR 14 million one year ago and only EUR -1 million in the third quarter of 2017. Net interest income rose 5.1% from a year ago, predominantly due to Financial Markets and Bank Treasury (with ano?set in ‘other income’), but also due to continued volume growth in customer lending. Net commission income was up 10.3%. These increases were o?set by lower investment and other income. The sharp decline in other income was, in additionto the aforementioned o?set with net interest income, mainly caused by lower client activity in FinancialMarkets. Compared with the third quarter of 2017, which included the EUR 54 million annual dividend from Bank of Beijing, total underlying income decreased by EUR 40 million, or0.9%. Total customer lending rose by EUR 5.6 billion in the fourth quarter of 2017 to EUR 574.0 billion. Adjusted for currency impacts and excluding Bank Treasury and the run-o? portfolios of WUB and Lease, net growth in the core lending book of Retail and Wholesale Banking was EUR 6.8 billion in the fourth quarter of 2017. This brought the total net growth in core lending in 2017 to EUR 26.9 billion (or +4.8%) versus EUR 34.8 billion of net growth in2016. Fourth-quarter net core lending growth was again well diversified across Retail and Wholesale Banking. Residential mortgages increased by EUR 2.6 billion, driven by continued mortgage growth in Belgium and in the Challengers & Growth Markets. In the Netherlands, the core mortgage book declined by EUR 0.4 billion. Other net core lending grew by EUR 4.2 billion, of which EUR 1.2 billion was in Retail Banking,despite a EUR 0.6 billion decline in the Netherlands. In Wholesale Banking, other net core lending grew by EUR 3.0 billion and was fully attributable to Industry Lending; this growth was partly o?set by a EUR 1.4 billion decline in General Lending& Transaction Services. Customer deposits increased by EUR 1.7 billion to EUR 539.8 billion in the fourth quarter of 2017. The net growth of customer deposits in Retail and Wholesale Banking(excluding

6 ING Press Release4Q2017 Consolidated Results a decline in Bank Treasury and adjusted for currency impacts) was EUR 2.7 billion. Retail Banking generated a netinflow of EUR 1.2 billion, as a EUR 2.2 billion decline in the Benelux was more than o?set by strong growth in the Challengers & Growth Markets. In Wholesale Banking, net customer deposit growth was EUR 1.5 billion in the quarter. On a full-year basis, total net customer deposit growth (excluding currency impacts and Bank Treasury) was EUR 19.0 billion in 2017 versus EUR 28.5 billion in2016. Underlying net interest income increased 5.1% to EUR 3,512 million from EUR 3,341 million in the fourth quarter of 2016. The increase was primarily caused by higher (volatile) interest results in Financial Markets, improved Bank Treasury- related interest results, and higher net interest incomein the Corporate Line. The latter was due among others to the maturity of high-cost legacy bonds, which reduces ING’s funding costs. Net interest income on customer lending increased, as the impact of higher volumes in mortgages and othercustomer lendingwasonlypartlyo?set byalower overall lending margin compared with a year ago. The interest result on customer deposits was stable compared with a year ago as the margin pressure on savings and current accounts due to lower reinvestment yields was fully o?set by higher volumes (especially in current accounts) and additional adjustments in the client savings rates in mostcountries. Compared with the third quarter of 2017, which included EUR 91 million of net interest income caused by the decision to end some hedge relationships (with an equally sized opposite move in other income) versus only EUR 8 million in the fourth quarter of 2017, total net interest income roseby EUR 22 million, or 0.6%. Excluding the impact of endingsome hedge relationships, net interest income rose by EUR 105 million, primarily due to a EUR 65 million higher interest result in Financial Markets and improved interest results on customer lending. 3,750 3,500 3,250 3,000 2,750 1.3 1.5 1.7 Interest result (in EUR million) and interest margin (in%) 1.52% 3,341 1.52% 3,352 3,359 1.51% 3,490 1.57% 1.58% 3,512 Interest result Interest margin 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 The fourth-quarter 2017 underlying net interest margin was 1.58% compared with 1.57% in the third quarter of 2017. The higher interest result in Financial Markets led to an increase of three basis points, whereas the lower impact of ending some hedge relationships reduced the overall margin by four basis points. The remaining increase can largely beexplained by a higher interest margin on lending activities.The interest margin on savings and current accountsstabilised, supported by a further lowering of client savings rates in the Netherlands, Spain and Australia in the fourthquarter. Net commission income rose by EUR 63 million, or 10.3%, to EUR 674 million from EUR 611 million in the fourth quarter of 2016. The increase was recorded in most segments and products, with the relatively strongest growth in Wholesale Banking, Retail Netherlands and Retail Germany. For the full- year 2017, net commission income rose by EUR 281 million, or 11.5%, on 2016. Compared with the third quarter of 2017, net commission income increased 4.8%, predominantly on the back of commission income growth in WholesaleBanking and RetailGermany. Investment income declined to EUR 20 million from EUR 39 million in the fourth quarter of 2016, which had been supported by EUR 36 million of realised gains on debt and equity securities compared with EUR 11 million of gains inthe fourth quarter of 2017. Compared with the third quarter of 2017, investment income fell by EUR 62 million, as the third quarter included the EUR 54 million annual dividend from Bank of Beijing as well as a EUR 24 million gain on the sale of MasterCard shares inTurkey. Other income fell to EUR 162 million from EUR 470 millionin the fourth quarter of 2016, primarily due to a sharp decline in Financial Markets other income due to negativeCVA/ DVA impacts, lower market volatility and client activity, as well as the o?set with net interest income. Sequentially, other income fell by EUR 31 million, primarily in Financial Markets due to negative CVA/DVA impacts and lower client activity. This was partly o?set by higher other income inBank Treasury as the negative accounting impact of ending some hedge relationships was significantly lower (EUR -8 million versus EUR -91 million in the third quarter of2017). Operating expenses UnderlyingoperatingexpensesincreasedbyEUR249million, or 10.5%, compared with the year-ago quarter. Regulatory expenses were EUR 264 million; this is EUR 55 million higher than in the fourth quarter of 2016, which included negative regulatory costs in Germany caused by a refund on deposit guarantee contributions in Germany for depositsover EUR 100,000. Expenses excluding regulatory costsrose by EUR 194 million, or 9.0%, to EUR 2,354 million, and were mainly visible in Retail Challengers & Growth Markets and Wholesale Banking. The increase was mainly caused by higher marketing and sta? expenses to support business growth, higher investments in strategic projects and IT, additional restructuring costs, and additions to litigationprovisions. Compared with the third quarter of 2017, expenses rose by EUR329million,or14.4%.Ofthat,EUR170millionwascaused by higher regulatory costs, primarily due to the recording of the annualDutchbanktaxinthefourthquarter.Expensesexcluding regulatory costs increased by EUR 159 million, primarily due to the aforementionedreasons.

7 ING Press Release4Q2017 Consolidated Results Operating expenses (in EUR million) and cost/income ratio (in%) 2,750 2,500 2,250 2,000 1,750 1,500 474 53.1% 2,137 2,354 264 5.5% 2,242 69 53.6% 94 53.8% 2,195 209 54.2% 2,159 62.5 60.0 57.5 55.0 52.5 50.0 Regulatory costs Expenses excluding regulatory costs C/I ratio (4-quarter rolling average) 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 ING’s fourth-quarter underlying cost/income ratio was 59.9%compared with53.1%oneyearagoand51.9%inthe previous quarter. On a full-year basis, which reduces among other the seasonal impact of regulatory costs, theunderlying cost/income ratio increased to 55.5% from 54.2% in2016. The total number of internal sta? increased by 265 FTEs in the fourth quarter to 51,815 FTEs at the year-end 2017, due to FTE increases in the Netherlands (partly related to IT), as well as in some of the Challengers & Growth Marketsand in the international network of Wholesale Banking in order to support commercial growth. These increases werepartly o?set by FTE declines in Belgium andTurkey. Addition to loan lossprovisions ING recorded EUR 190 million of net additions to loan loss provisions in the fourth quarter of 2017, up from EUR 138 million a year ago and EUR 124 million in the previous quarter. Risk costs were well below historic averages owing to a benign credit environment in most markets where ING isactive. Addition to loan loss provisions (in EURmillion) 400 300 200 100 0 45 30 15 0 60 133 229 30 190 25 138 18 17 124 16 4Q2016 1Q2017 2Q2017 3Q2017 Addition to loan loss provisions Risk costs in bps of average RWA(annualised) 4Q2017 Net additions to loan loss provisions in Wholesale Banking were EUR 68 million, or 18 basis points of average risk- weighted assets (RWA), up from EUR 31 million recorded in the fourth quarter of 2016 and EUR 46 million in the previous quarter, but still well below the bank-wide through-the-cycle average of 40-45 basis points. The higher risk costs were the result of a limited number of larger additions, partially o?set by somereleases. Retail Netherlands recorded risk costs of just EUR 5 million, due to the improved macroeconomic conditions and the strong Dutch housing market, compared with a netaddition of EUR 29 million in the fourth quarter of 2016 and a release of EUR 22 million in the previous quarter. In Retail Belgium, risk costs were EUR 27 million, down from EUR 36 million one year ago and EUR 28 million in the previousquarter. Risk costs in the Retail Challengers & Growth Markets were EUR 90 million, somewhat above the level recorded in previous quarters. The increase was a?ected by an LGD model update in Turkey and an add-on in Spain, despite a net release in Germany for the consumer lending portfolio. Thenon-performing loan(NPL)ratioofINGimproved to1.9% compared with2.0%attheendofSeptember 2017and2.1% attheendofDecember2016. Total fourth-quarter risk costs were 25 basis points of average risk-weighted assets (RWA) versus 18 basis points in the fourth quarter of 2016 and 16 basis points in the third quarter of 2017. For the full-year 2017, risk costs were 22 basis points of average risk-weighted assets, which is well below ING’s through-the-cycle average of 40-45 basispoints. Underlying result beforetax ING’s fourth-quarter 2017 underlying result before tax was EUR 1,560 million, down from EUR 1,955 million one year ago and EUR 1,995 million in the third quarter of 2017. The decrease was mainly caused by higher expenses, whereas income was slightly lower, primarily due to the weak Financial Markets results. Risk costs were higher on both comparable quarters, but still well below the through-the- cycle average. Underlying result before tax (in EUR million) 2,500 2,000 1,500 1,000 500 0 1,652 1,560 1,955 1,992 1,995 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Underlying netresult ING’s underlying net result was EUR 1,001 million. This is 27.5% lower than the EUR 1,381 million recorded in the fourth quarter of 2016, and down 27.4% from EUR 1,378 million in the third quarter of 2017. The e?ective underlying tax rate was34.8%compared with28.5%ayearagoand29.8%inthe previous quarter. The relatively high tax charge in the fourth quarter of 2017 was mainly driven by the impact of the tax reforms in the US and Belgium, which resulted in a tax charge to record a reduction in deferred taxassets. In the fourth quarter of 2017, ING’s underlying return on IFRS-EU equity was 8.3%, down from 11.1% reportedover the fourth quarter of 2016 and 11.5% in the previous quarter. On a full-year basis, the underlying return on ING’s average IFRS-EU equity improved to 10.2% in 2017 from10.1% one year ago. As per the end of the first quarter of2017,

8 ING Press Release4Q2017 Segment Reporting: Retail BankingConsolidated Results ING’s underlying return on equity is calculated using IFRS- EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As of 31 December 2017, interim profit not included in CET1 capital amounted to EUR 1,670 million, which is equal to the proposed final dividend over 2017. Return on equity (in %) 5.0 7.5 10.0 12.5 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Underlying return on IFRS-EU equity (quarter) Underlying return on IFRS-EU equity (4 -quarter rolling average) 11.1 10.1 9.6 10.8 10.2 11.7 10.8 11.5 8.3 11.0 Netresult ING’s fourth-quarter net result increased to EUR 1,015 million from EUR 750 million in the fourth quarter of 2016, but declined from EUR 1,376 million in the third quarter of 2017. The net result of ING also includes the net result from Insurance Other (included under continuing operations)and –when applicable –divestments, special items and the net result from discontinued operations. In the fourth quarter of 2017, ING recorded a net result from Insurance Other of EUR 15 million. This profit reflects the result from the sale of 13 million warrants on Voya shares in the fourth quarter of 2017 and the change in valuation of the remaining warrants on Voya and NN Group shares compared with the end of September. In the year-ago quarter, the valuation of warrants on NN Group and Voya shares resulted in a profit of EUR 158 million versus a loss of EUR 3million in the third quarter of 2017. At year-end 2017, ING held warrants for approximately 35 million shares in NN Group at an exercise price of EUR 40.00 per share, and warrants for approximately 6.5 million shares in Voya at an exercise price of USD 48.75 per share. The combined fair value of these warrants was EUR 54 million at year-end2017. In 2017, there was one special item in the third quarter of the year and related to a tax charge at ING AustraliaHoldingsLtd, for which a full reimbursement will be receivedfrom NN Group. Although the bottom-line impact for ING was nil, it a?ected both the tax and 'other income' lines in the consolidated statement of profit or loss. In 2016, special items after tax were recorded in the first quarter (EUR -13 million, related to older restructuring programmes inRetail Netherlands) andinthefourthquarter(EUR-787millionfor restructuring provisionsrelatedtothedigital transformation programmes asannounced atING’sInvestorDayinOctober 2016). In 2017, there were no discontinued operations. In 2016,ING recorded a net result of EUR 441 million on thediscontinued operations of NN Group, of which EUR -2 million wasrecorded in the fourthquarter. ING’snetresultpersharewasEUR0.26inthefourthquarter of2017,based onanaverage number ofshares outstanding of3,884.6millionduringthequarter.ING’sfull-year2017net resultwasEUR4,905million,orEUR1.26pershare. Dividend ING is committed to maintaining a CET1 ratio above the prevailing fully loaded requirement, currently estimated to be 11.8% by 2019, plus a comfortable management bu?er (to include Pillar 2 Guidance). ING aims to pay a progressive dividend. The Board proposes to pay a total 2017 dividend of EUR 2.6 billion, or EUR 0.67 per ordinary share, subject to the approval of shareholders at the Annual GeneralMeeting in April 2018. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2017, the final 2017 dividend will amount to EUR 0.43 per ordinary share and will be paid in cash, shortly after the Annual GeneralMeeting. IFRS9 The Group’s IFRS 9 implementation is largely finalised in line with its anticipated time schedule. It is currently expected that the IFRS 9 impact at transition on ING Group’s CET1 ratio, taking into account the existing regulatory provision shortfall, will be a reduction of approximately 20 basis points. This is in line with earlier communicated levels. The impact on CET1 capital is mainly caused by the change in the classification and measurement of a part of the liquidityportfolio.

9 ING Press Release4Q2017 Segment Reporting: Retail Banking RetailNetherlands Retail Netherlands posted an underlying fourth-quarter result before tax of EUR 516 million, up 2.8% from the fourth quarter of 2016, due to lower risk costs reflecting the continued positive economic development in the Netherlands. Income was slightly lower as resilient interest margins and higher fee income largely o?set the impact of lower lending volumes and the loss on the sale of an equity stake. Sequentially, the underlying result before tax declined 24.7% from EUR 685 million in the third quarter of 2017. Income remained resilient, but underlying expenses were EUR 140 million higher, mainly due to higher regulatory costs, a restructuring provision related to the rationalisation of the joint ATM network in the Netherlands, and an addition to legal provisions. By contrast, the third quarter of 2017 included a release of provisions, mainly related to the new collective labour agreement. Risk costs increased to EUR 5 million from a release of EUR 22 million in the previous quarter. The return on equity, based on a12%common equityTier1ratio,wasastrong26.2%for the quarter and 28.6% for the full-year2017. Underlying result before tax -Retail Netherlands (in EUR million) 800 600 400 200 0 565 685 502 477 516 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Retail Benelux: Consolidated profit or lossaccount In EURmillion RetailBenelux 4Q2017 4Q2016 Netherlands Belgium 4Q2017 4Q2016 4Q2017 4Q2016 Profit orloss Net interestincome 1,359 1,390 908 910 451 480 Net commission income 238 223 152 138 86 86 Investment income 2 0 0 2 2 -2 Otherincome 124 163 76 95 48 68 Total underlying income 1,723 1,776 1,136 1,145 587 631 Expenses excl. regulatory costs 900 874 550 539 350 335 Regulatory costs 75 83 65 75 10 8 Operating expenses 975 957 615 614 360 343 Grossresult 748 819 521 531 227 288 Addition to loan loss provisions 32 65 5 29 27 36 Underlying result beforetax 716 754 516 502 200 252 Customerlending/deposits(endofperiod,inEURbillion) 1) Residentialmortgages 153.5 156.6 114.6 120.9 38.9 35.7 Other customer lending 77.8 75.5 35.3 34.4 42.6 41.1 Customer deposits 221.8 215.9 139.3 134.7 82.5 81.1 Profitability andefficiency 1) Cost/incomeratio 56.6% 53.9% 54.1% 53.6% 61.3% 54.4% Returnonequitybasedon12.0%common equityTier 1 2) 19.2% 21.3% 26.2% 24.8% 9.6% 16.2% Employees (internal FTEs, end ofperiod) 17,255 17,636 9,050 9,048 8,205 8,588 Risk 1) Risk costs in bps of averageRWA 15 31 4 23 30 43 Risk-weighted assets (end of period, in EURbillion) 83.4 83.3 48.2 49.1 35.1 34.2 1) Key figures based on underlying figures. 2) Underlying after -tax return divided by average equity based on 12.0% CET1 ratio(annualised). “IntheNetherlands, fourth-quarter results were solid asstablemargins,lowriskcostsandourcost-savings initiativeshelpedcompensate fortheimpactfromthe 2017Dutchbanktaxandslightlylowerlendingvolumes. In Belgium, results decreased year-on-year, due to continued margin pressure on savings and current accounts as a result of the low interest rate environment. Expenses were up, mainly related to our transformation programmes, whereas risk costsdeclined. In the fourth quarter, we made significant progress in further digitalising and centralising our services in order to support and advise our clients on their daily banking needs. I am proud to see that in times of organisational change we keep the focus on our customers and have regained the number one NPS score inBelgium. Roland Boekhout, Member Management Board Banking, Head of MarketLeaders RetailBenelux

10 ING Press Release4Q2017 Segment Reporting: Retail Banking Total underlying income decreased 0.8% year-on-year, mainly reflecting lower income on mortgages due to negative volumegrowthandthelossonthesaleof anequity stake. This was largely compensated by higher commission income, an improved interest margin on savings and deposits (largely due to client savings-rate adjustments), and higher income from Bank Treasury-related products. The interest result was relatively stable year-on-year at EUR 908 million. Sequentially, total underlying income remained resilient, due to a slightly higher interest margin on lending and savings, partly o?set by a lower margin on current accounts and the loss on the sale of an equitystake. Customer lending decreased by EUR 1.0 billion in the fourth quarter to EUR 149.9 billion. Excluding the EUR -0.7 billion decline in the WUB run-o? portfolio and the EUR 0.8 billion growth in Bank Treasury-related items, net core lending declined by EUR 1.0 billion, of which EUR -0.4 billion was in mortgages and EUR -0.6 billion in other lending. Net customer deposits (excluding Bank Treasury) decreased by EUR 1.2 billion, as higher current accounts could not compensate for the outflow in savings anddeposits. Underlying operating expenses slightly increased by EUR1 million, or 0.2%, from a year ago to EUR 615 million. On a sequential basis, expenses increased by EUR 140 million, or 29.5%, of which EUR 44 million was caused by higher regulatory costs due to the booking of the Dutch bank tax in the fourth quarter. Expenses excluding regulatory costs rose by EUR 96 million on the third quarter of 2017. This was mainly due to higher sta? costs, additional restructuring costs related to the joint ATM network in the Netherlands, and an addition to legal provisions, whereas the third quarter included a release of provisions related mainly to the new collective labour agreement. Fourth-quarter 2017 risk costs were EUR 5 million, compared with EUR 29 million a year ago and EUR -22 million in the previous quarter. Risk costs remained at a low leveldue to releases in business lending and a small net addition in mortgages, reflecting the continued positive economic conditions in theNetherlands. Risk-weighted assets decreased by EUR 1.0 billion in the fourth quarter of 2017 to EUR 48.2 billion, mainly reflecting positive risk migration in both mortgages and the business lendingportfolio. RetailBelgium Retail Belgium, including Luxembourg, posted a fourth- quarter 2017 underlying result before tax of EUR 200 million, down 20.6% from a year ago, and 3.8% lower than in the previous quarter. The underlying result before tax was EUR 52 million lower than in the fourth quarter of 2016. This decline mainly reflects lower interest results (despite continued growth in customer lending) and higher expenses, partly compensated by lower risk costs. On a sequential basis, the underlying result before tax decreased by EUR 8million, predominantly due to higher regulatory costs in thefourth quarter of 2017. The return on equity, based on a 12% common equity Tier 1 ratio, was 9.6% for the quarter and 11.7% for the full-year2017. Underlying result before tax -Retail Belgium (in EUR million) 400 300 200 100 0 252 304 208 200 73 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Total underlying income was EUR 587 million, down EUR 44 million, or 7.0% year-on-year, mainly due to continued margin pressure on savings and current accounts as a result of the low interest rate environment; a EUR 17 million shift of payments-related income from Retail to Wholesale Banking during this quarter; and a one-time release from hedged items at Record Bank in the fourth quarter of 2016. Sequentially, income remained flat, as a decline in commission income and a lower margin oncustomer deposits were o?set by higher interest results on lending products. Customer lending increased by EUR 1.8 billion in the fourth quarter of 2017 to EUR 81.4 billion. Net core lending, which excludes Bank Treasury products, also grew by EUR 1.8 billion, of which EUR 1.0 billion was in mortgages and EUR 0.8 billion in other customer lending (mainly business lending). Customer deposits recorded an outflow of EUR 1.0 billion to EUR 82.5 billion, primarily in currentaccounts. Underlying operating expenses were EUR 360 million, up 5.0% from a year ago. This increase was mainly due to higher external sta? expenses related to the transformation programmes. On a sequential basis, expenses increased by EUR 9 million, or 2.6%, as the fourth quarter of 2017 included higher regulatory costs. Expenses excluding regulatory costs fell0.6%. Fourth-quarter 2017 risk costs were EUR 27 million, or 30 basis points of average risk-weighted assets, compared with EUR 36 million in the fourth quarter of 2016 and EUR 28 million in the previousquarter. Risk-weighted assets remained relatively stable in the fourth quarter of 2017 at EUR 35.1 billion compared with EUR 35.3 billion in the third quarter. The di?erence mainly reflects positive risk migration, a model update and lower operational risk-weighted assets, which o?set lending growth.

11 ING Press Release4Q2017 Segment Reporting: Retail Banking Retail Challengers & Growth Markets: Consolidated profit or lossaccount In EURmillion Retail Challengers & GrowthMarkets 4Q2017 4Q2016 Germany Other 4Q2017 4Q2016 4Q2017 4Q2016 Profit orloss Net interestincome 1,065 956 444 410 620 546 Net commission income 157 152 63 53 94 99 Investment income 14 30 11 -1 3 31 Otherincome 19 51 -15 -2 35 53 Total underlying income 1,255 1,190 503 461 752 729 Expenses excl. regulatory costs 730 625 242 208 488 417 Regulatory costs 76 27 28 -23 48 50 Operating expenses 806 652 270 185 536 467 Grossresult 449 538 233 276 216 262 Addition to loan loss provisions 90 42 -18 -46 108 87 Underlying result beforetax 359 496 251 321 108 175 Customerlending/deposits(endofperiod,inEURbillion) 1) Residentialmortgages 129.6 124.7 70.0 68.7 59.7 56.0 Other customer lending 37.9 32.7 12.1 9.8 25.9 22.9 Customer deposits 253.1 242.4 132.7 129.0 120.4 113.5 Profitability andefficiency 1) Cost/incomeratio 64.2% 54.8% 53.7% 40.2% 71.3% 64.1% Returnonequitybasedon12.0%common equityTier 1 2) 12.4% 17.8% 26.1% 31.6% 5.5% 10.4% Employees (internal FTEs, end ofperiod) 22,753 22,424 4,715 4,540 18,038 17,884 Risk 1) Risk costs in bps of averageRWA 48 23 -29 -72 87 73 Risk-weighted assets (end of period, in EURbillion) 74.3 72.7 24.9 25.4 49.4 47.4 1) Key figures based on underlying figures. 2) Underlying after -tax return divided by average equity based on 12.0% CET1 ratio(annualised). RetailGermany Retail Germany, including Austria, recorded a fourth-quarter 2017 underlying result before tax of EUR 251 million, down from EUR 321 million in the fourth quarter of 2016. This decrease can be largely explained by EUR 51 million higher regulatory costs and higher net releases of risk costs in the fourth quarter of 2016. Compared with the third quarter of 2017, the result before tax improved by EUR 31 million. The increase was driven by higher income and anet release in risk costs, partly o?set by higher regulatory expenses, as well as higher costs related to the acquisition of primary customers and investments in Project Welcome. Retail Germany continued its sound business momentum, adding 62,000 primary customers in the quarter and growing net core customer lending by EUR 0.5 billion. The return on equity, based on a 12% common equity Tier 1 ratio, was 26.1% for the quarter and 21.2% for full-year2017. Underlying result before tax -Germany (in EURmillion) 400 300 200 100 0 185 214 220 251 321 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Total underlying income was EUR 503 million, up 9.1% from the fourth quarter of 2016. The increase was mainly attributable to higher net interest income, supported by higher lending volumes, client savings-rateadjustments “In 4Q17, we continued the strong inflow of primary customers and added 281,000 primary clients, whereby particularly Germany, Poland, and Australia showed exemplarygrowth. Investment products and the core lending balances experienced strong net growth this quarter and grew by respectively 19% and 8% year-on-year. There has been a cost increase in comparison with the prior-year quarter, but this is largely explained by higher regulatory levies, several non-recurring items, as well as higher costs related to strategic projects and to support the strong business growth. As 2018 presents itself with new opportunities, the C&G markets will continue to deliver on their Think Forward priorities.” Aris Bogdaneris, Member Management Board Banking, Head of Challengers & GrowthMarkets Retail Challengers & GrowthMarkets

12 ING Press Release4Q2017 Segment Reporting: Wholesale BankingSegment Reporting: Retail Banking and higher commission income, with investment products as one of the key drivers. Compared with the third quarter of 2017, total income increased 7.0%, mainly due to higher commission income and improved hedgeine?ectiveness results.Netinterestincome, whichbenefited fromcontinued lendinggrowthandtheadjustment oftheclientsavings rate inmid-August, rose1.4%. Total customer lending rose by EUR 0.5 billion in the fourth quarter of 2017 to EUR 82.0 billion. Net core lending, which excludes Bank Treasury products, also increased by EUR 0.5 billion, of which EUR 0.3 billion was attributable to residential mortgages and EUR 0.2 billion to consumer lending. Customer deposits, excluding Bank Treasury, recorded net growth of EUR 0.5 billion in the quarter. EUR 0.9 billion of this growth was attributable to current accounts, partly o?set by a EUR -0.4 billion decrease in savings anddeposits. Operating expenses rose to EUR 270 million from EUR 185 million in the fourth quarter of 2016. Regulatory expenses increased by EUR 51 million, as the year-ago quarter benefited from a refund of costs for the 2016 deposit guarantee scheme for deposits over EUR 100,000. Excluding regulatory costs, operating expenses rose 16.3% from ayear ago to EUR 242 million. The increase was mainly attributable to higher headcount to support business growth, higher costs related to the acquisition of primary customers, and investments in Project Welcome. Compared with the third quarter, expenses excluding regulatory costs increased 5.7%, also due to the aforementioned factors. Risk costs were EUR -18 million compared with EUR -46 million in the fourth quarter of 2016 and EUR 2 million in the third quarter of 2017. Fourth-quarter 2017 risk costs included a release of EUR 22 million, reflecting model updates for consumer lending and overdrafts. The fourth quarter of 2016 included a release of EUR 44 million, reflecting model updates formortgages. Risk-weighted assets remained relatively stable in the fourth quarter of 2017: EUR 24.9 billion compared with EUR 25.0 billion in the third quarter. Retail Other Challengers & GrowthMarkets Retail Other Challengers & Growth Markets posted an underlying result before tax of EUR 108 million, down from EUR 175 million in the fourth quarter of 2016. Strong net interest income growth in most markets, whichwas supported by continued volume growth in customer lending and deposits, was o?set by lower realised gains on bond sales; higher expenses for sta?, marketing and strategic projects; and higher risk costs. Compared with the third quarter of 2017, the underlying result before tax dropped by EUR 128 million, as the previous quarter included a one-time gain of EUR 24 million from the sale of MasterCard shares in Turkey and the EUR 54 million annual dividend fromBank ofBeijing.Excluding thesetwoitems,theunderlying result beforetaxdecreased byEUR50million,asrevenuegrowth inmostbusinesses waso?set byaseasonal increasein regulatory expenses; higher expenses for sta?, marketing and strategic projects; and higher risk costs. The return on equity, basedona12%common equityTier1ratio,declinedto5.5% for the quarter. For the full-year 2017, the return on equity was 10.8% versus 11.7% in2016. Underlying result before tax -Retail Other Challengers & Growth Markets (in EURmillion) 400 300 200 100 0 175 108 238 243 236 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Total underlying income rose to EUR 752 millionfrom EUR 729 million in the year-ago quarter. This increase was driven by strong commercial results across most countries, reflecting continued customer and volume growth. Income was furthermore supported by the lowering of core savings rates in Spain and Australia in the fourth quarter of 2017. These positive developments were only partly o?set by lower realised gains from bond sales. Compared with the third quarter of 2017, underlying income decreasedby EUR 47 million, as the previous quarter included the dividend from Bank of Beijing and the one-time gain on the sale of MasterCard shares inTurkey. Customer lending grew by EUR 1.7 billion in the third quarter to EUR 85.6 billion. Excluding currency impacts and Bank Treasury, net core lending grew by EUR 2.4 billion (of which EUR 1.5 billion was in mortgages and EUR 0.9 billion in other lending), with a large part generated in Australia, Spain and Poland. Net customer deposits, excluding currency impacts and Bank Treasury, increased by EUR 2.8 billion, primarily reflecting net inflows from customers in Poland andSpain. Operatingexpenses rose byEUR69millionfromayearagoto EUR 536 million. This was mainly due to increased sta? and marketing expenses in most countries to support business growth, as well as to higher investments for strategic projects. Compared with the previous quarter, operating expenses increased by EUR 42 million due to the aforementioned impacts and higher regulatory costs. Risk costs were EUR 108 million versus EUR 87 million in the fourth quarter of 2016 and EUR 69 million in the previous quarter. The fourth quarter included a EUR 20 million increase in Turkey to reflect model updates for cards and an add-on for personal finance products, as well as a EUR 10 million portfolio add-on for mortgages in Spain. Risk costs in basis points over average risk-weighted assets increased to 87 basis points in the fourth quarter of 2017 from 55 basis points in the previousquarter. Risk-weighted assets decreased by EUR 0.9 billion in the fourth quarter of 2017 to EUR 49.4 billion, as the impact from lending growth was more than o?set by lower operational risk-weighted assets and currencyimpacts.

13 ING Press Release4Q2017 Segment Reporting: Wholesale Banking Wholesale Banking posted a good set of full-year 2017 results on the back of continued strong Industry Lending performance, steady volume growth across industries and products, and a lowlevelofriskcosts.Thefull-year2017underlyingresultbefore taxwasEUR2,846million,up6.7%from2016. In the fourth quarter of 2017, the underlying result before tax was EUR 557 million, or EUR 191 million lower than in the year- agoquarter.ThedecreasereflectslowerFinancialMarketsresults (including negative CVA/DVA impacts), cost growth mainly relatedtoincreasedheadcounttosupportbusinessgrowth, and higher risk costs (as the fourth quarter of 2016 included some significant releases). The decline compared with the previous quarter was caused by lower Financial Markets results, the inclusion of the annual Dutch Bank tax in this quarter, and higherriskcosts.WholesaleBankingoverallmaintainedpositive business momentum, with EUR 3.0 billion of net core lending growth (excluding currency e?ects) in the fourth quarter. The return on equity, based on a 12% common equity Tier 1 ratio, was7.9%inthequarterand10.9%forfull-year2017. Underlying result before tax -Wholesale Banking (inEUR million) 1,000 800 600 400 200 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 748 813 778 698 557 Wholesale Banking: Consolidated profit or lossaccount Total WholesaleBanking In EURmillion 4Q2017 4Q2016 Industry Lending 4Q2017 4Q2016 General Lending & TransactionServices 4Q2017 4Q2016 FinancialMarkets Bank Treasury & Other 4Q2017 4Q2016 4Q2017 4Q2016 Profit orloss Net interestincome Net commission income Investment income Other income excl.CVA/DVA 1,031 279 5 125 959 235 8 263 550 145 4 19 560 123 0 10 288 104 0 31 273 95 0 25 172 34 -1 21 106 18 1 154 21 -3 1 54 19 -1 7 75 719 693 423 393 73 100 Underlying income excl.CVA/DVA CVA/DVA 1,441 -34 1,465 6 227 -34 279 6 Total underlying income 1,406 1,471 719 693 423 393 192 285 73 100 Expenses excl. regulatory costs Regulatory costs 670 112 592 99 177 32 168 27 207 23 187 22 242 50 222 43 44 7 15 8 Operating expenses 781 691 208 195 231 209 292 265 51 22 Grossresult 625 779 511 498 192 184 -100 19 22 78 Addition to loan lossprovisions 68 31 36 2 4 9 -1 -8 29 28 Underlying result beforetax 557 748 474 496 188 175 -99 27 -7 50 Customer lending/deposits (endofperiod,inEURbillion) 1) Residential mortgages Other customerlending Customer deposits 0.9 173.8 65.1 1.1 169.9 64.8 0.0 113.2 1.6 0.0 114.6 1.7 0.0 53.1 50.5 0.0 48.1 50.4 0.0 0.9 5.0 0.0 1.3 4.6 0.9 6.6 7.9 1.1 5.9 8.2 55.6% 7.9% 47.0% 12.2% 29.0% 15.7% 28.1% 18.6% 54.6% 9.6% 53.2% 9.8% 152.0% -6.2% 93.2% 1.9% 69.8% -22.4% 22.2% 10.4% Profitability andefficiency 1) Cost/incomeratio Returnonequitybasedon12.0%common equity Tier1 2) Employees (internal FTEs, end ofperiod) 11,804 11,483 Risk 1) Risk costs in bps of averageRWA Risk-weightedassets (end of period, in EURbillion) 18 149.4 8 153.8 21 69.3 1 69.9 3 48.0 8 45.6 -1 23.2 -11 28.0 128 9.0 109 10.3 1) Key figures based on underlying figures. 2) Underlying after -tax return divided by average equity based on 12.0% CET1 ratio(annualised). “Wholesale Banking recorded a solid fourth-quarter 2017 result, driven by income growth in Industry Lending and General Lending & Transaction Services and despite low marketvolatilitywhichresultedinlowerincomeforFinancial Markets. Commission income rose 19% compared to 4Q16 and 11% sequentially. Expenses were up due to higher regulatory costs and increased headcount to support businessgrowth. On the innovation front we achieved breakthroughs among others in blockchain. We collaborated with banks, commoditytradersandtheenergysectortocreatea blockchain-based digital platform for the energy commodity trading industry. We also upgraded our Easy Trading Connect platform and completed the agricultural sector’s first blockchain commodity transaction, simplifying complex transactionstructures. Onthesustainabilityfront,wesupportedtheEUR600 million green bond for Toyota Motor CreditCorp.” Isabel Fernandez, Member Management Board Banking, Head of Wholesale Banking Wholesale Banking

14 ING Press Release4Q2017 Segment Reporting: Wholesale Banking Total underlying income was 4.4% lower than in the fourth quarter of 2016 and 1.7% higher than in the previous quarter. CVA/DVA impacts were EUR -34 million this quarter compared with EUR 6 million in the same quarter of 2016 and EUR 2 million in the third quarter of 2017. Excluding CVA/DVAimpacts, incomewasdown1.6%year-on-year,butrose4.4%compared with the third quarter of 2017. The year-on-year decrease was mainly attributable to lower revenues in Financial Markets and Bank Treasury & Other, which could not be fully compensated by the stronger performance of Industry Lending and General Lending & Transactions Services. Sequentially, the weak quarter for Financial Markets was more than o?set by robust results in the other businesslines. Net interest income increased 7.5% year-on-year, as stronger interest results in Financial Markets (with an o?set in other income) and General Lending & Transaction Services were only partly o?set by slightly lower interest results in Industry Lending.Onasequential basis,theinterestresultwasup6.6% duetothehigherinterestresultsinFinancialMarketsaswellas in IndustryLending. Commission income rose 18.7% from the year-ago quarter and 10.7% from the previous quarter. Compared with the fourth quarter of 2016, commission income increased mainly due to higher transaction-related fees in Structured Finance and Financial Markets (notably in Corporate Finance). On a sequentialbasis,commission incomewasup10.7%,mainlyin Financial Markets and General Lending & Transaction Services. Total other income amounted to EUR 91 million, down from EUR269millionintheyear-agoquarterandEUR166million in the previous quarter. Both decreases canbe explained by the change in CVA/DVA impacts combined with a sharp decline in Financial Markets, mainly due to significantly lower other income in the fixed income, credit trading and equity businesses in the currentquarter. Operating expenses increased to EUR 781million from EUR 691 millioninthefourthquarterof2016andEUR638millioninthe previous quarter. Year-on-year, the cost growth was mainly due to higher headcount to support business growth, a one- o?legalprovisioninthecurrentquarteragainstarelease of provisions in the year-ago quarter, and a EUR 13 million increase in regulatory costs. Compared with the thirdquarter of 2017, operating expenses were 22.4% higher, mainly due to the inclusion of the annual Dutch Bank tax in the fourth quarter. Excluding regulatory costs, expenses were up 7.2% as this quarter includes a one-o? legal provision as well as increased sta? costs to support businessgrowth. Risk costs for Wholesale Banking amounted to EUR 68 million, (or 18 basis points of average RWA) compared to a very low EUR31millioninthefourthquarterof2016,andEUR46million in the previous quarter. The relatively low risk costs in the current quarter were supported by net releases for clients in theUKandUkraineandonlyafewlargeradditions. Risk-weightedassetsincreasedbyEUR1.3billioninthefourth quarter to EUR 149.4 billion, mainly reflecting volume growth and partly o?set by positive risk migration, lower operational andmarketrisk-weightedassets,andcurrencyimpacts. Industry Lending Underlying result before tax - Industry Lending (in EURmillion) 600 450 300 150 0 496 511 448 474 532 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Industry Lending posted an underlying result before tax of EUR 474 million, down 4.4% year-on-year and 10.9% lower thanthethirdquarterof2017,becausehigherrevenuescould notfullyo?settheincreaseinriskcostsandexpenses. Incomeremainedrobust,increasing3.8%onthesamequarter of 2016. This was aided by the sale of an equity stake within Structured Finance, while overall lower lending margins in Structured Finance were compensated by higher commissions andvolumegrowth.RealEstateFinancealsocontributed to the revenue increase: higher prepayments benefited the overall margin and the loan book continued to grow. On a sequential basis, income rose 3.3%, supported by volume growth, the aforementioned sale of an equity stake, and higher prepayments in Real Estate Finance, while margins in StructuredFinanceheldfirmataroundthesamelevelasinthe previousquarter. In the fourth quarter of 2017, net core lending (which excludes currency impacts) grew by EUR 4.4 billion compared with the previous quarter. This was mainly visible in Structured Finance, buttherewasalsomoderategrowthintheRealEstateFinance. The year-on-year core lending growth, excluding currency impacts, totalled EUR 6.5 billion, of which EUR 4.2 billion was in StructuredFinanceandEUR2.3billioninRealEstateFinance. Expenseswere6.7%higherthaninthefourthquarterof2016, mainly due to higher headcount to support business growth. On a sequential basis, expenses increased by EUR 40 million, largelyduetotheEUR31millionincreaseinregulatorycosts. Risk costs were EUR 36 million, up from EUR 2 million in the fourth quarter of 2016 and EUR -4 million in the previous quarter. Risk costs in the current quarter included some larger files in Real Estate Finance in the Netherlands and Structured Finance in BeLux. The third quarter of 2017 included some largereleasesfor StructuredFinanceclientsinAsiaandtheUK, whilethesamequarteroflastyearincludedsomereleasesfor Ukrainian and Spanishclients.

15 ING Press Release4Q2017 Segment Reporting: Wholesale Banking General Lending & Transaction Services Underlying result before tax - General Lending & Transaction Services (in EURmillion) 250 200 150 100 50 0 187 188 200 177 175 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 The underlying result before tax recorded by General Lending & Transaction Services was EUR 188 million, up 7.4% year- on-year and 6.4% higher than in the previous quarter, mainly due to higher income and lower riskcosts. Income rose 7.6% year-on-year, mainly attributable to Payments & Cash Management (PCM) and Working Capital Solutions. Higher income in PCM was primarily driven by a EUR 17 million transfer of international payment income from Retail to Wholesale Banking in Belgium. Bank Mendes Gans reported higher income levels due to volume growth and higher US dollar interest rates. Sequentially, income increased 9.9%, due to higher Trade Finance Services income, the transfer of income to PCM, and higher commission income in GeneralLending. Year-on-year, net customer lending (excl. currency impacts) grew by EUR 6.6 billion, due to portfolio growth in Working Capital Solutions and General Lending. In the fourth quarter of 2017, net customer lending decreased by EUR 1.4billion. Expenses rose 10.5% year-on-year, mainly reflectinghigher sta?-related costs to support business growth. Compared with the previous quarter, expenses were up EUR 43 million, of which EUR 23 million was due to higher regulatory costs. Expenses excluding regulatory costs rose 10.1% and was largely attributable to higher sta? costs to support business growth and year-end expenditures in commercial activities. Risk costs amounted to EUR 4 million for the quarter versus EUR 9 million in the fourth quarter of 2016 and EUR 21 million in the previousquarter. Financial Markets Underlying result before tax - Financial Markets (in EUR million) 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 150 75 0 -75 -150 63 27 98 20 -99 Financial Markets posted an underlying result before tax of EUR -99 million, down from EUR 27 million in the fourth quarter of 2016 and EUR 20 million in the previousquarter. The result in the current quarter includes EUR -34 millionof CVA/DVA impacts compared with EUR 6 million of CVA/DVA impacts in the fourth quarter of 2016 and EUR 2 million in the previousquarter. Income excluding CVA/DVA impacts fell 18.6% year -on-year and was 9.6% lower than in the previous quarter. Financial Markets revenues excluding CVA/DVA amounted to EUR 227 million; this is EUR 52 million lower than in the fourth quarter of 2016, which had more favourable marketconditions. The decline was mainly caused by significantly lower net revenues in the fixed income, credit trading and equity businesses, which su?ered during the fourth quarter of 2017, from low levels of volatility, low interest rates in Europe and tight credit spreads. This environment give littleincentive for institutional clients to actively manage their portfolios. In addition, the equity derivatives business was shrunk significantly in 2017. Corporate Finance recorded a stronger quarter on the back of higher deal activity, which is visible in the net commission incomeline. Operating expenses increased 10.2% year -on-year and 25.9% sequentially, partially due to higher regulatory expenses. Excluding regulatory costs, expenses increased 9.0% and 7.1% respectively. This was largely attributable to temporarily elevated cost levels related to the consolidation of most of the trading activities inLondon. -50 0 50 100 Bank Treasury &Other Underlying result before tax - Bank Treasury & Other (in EUR million) 17 -7 68 50 -31 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Bank Treasury & Other recorded an underlying result before tax of EUR -7 million, down from EUR 50 million in the same quarter of 2016, but up from EUR -31 million in the previous quarter. Income decreased 27.0% compared with the year- ago quarter, as Bank Treasury had a strong performance in money markets in the fourth quarter of 2016. Sequentially, income rose 49.0%, as the previous quarter included negative revaluations on derivatives used for hedgingpurposes. Operating expenses rose by EUR 29 million year–on–yearas the fourth quarter of 2017 included a one-o? legal provision versus a release in the year-ago quarter. Sequentially, operating expenses remained flat at EUR 51million. Risk costs, predominantly related to the Italian Lease run-o? portfolio, were EUR 29 million versus EUR 28 million in the same quarter of last year, which also included EUR 13 million for Corporate Investments. Risk costs for the third quarter of 2017 were EUR 28million.

16 ING Press Release4Q2017 Consolidated Balance SheetSegment Reporting: Corporate LineBankingSegment Reporting: Corporate LineBanking Corporate Line: Consolidated profit or lossaccount In EURmillion 4Q2017 4Q2016 Profit orloss Net interestincome 58 37 Net commission income 0 0 Investment income 0 1 Otherincome -73 -12 Total underlying income -16 25 Expenses excl. regulatory costs 55 68 Regulatory costs 0 0 Operating expenses 55 68 Grossresult -71 -43 Addition to loan loss provisions 0 0 Underlying result beforetax -71 -43 ofwhich: Income on capitalsurplus 22 51 Financing charges -18 -18 Other CapitalManagement 62 79 Capital Management excl.DVA 66 112 Bank Treasury excl.DVA -86 -112 DVA -10 9 Other excl.DVA -41 -51 Corporate Line Banking posted an underlying result before tax of EUR -71 million in the fourth quarter of 2017 compared with EUR -43 million in the same quarter of 2016. Underlying income decreased from EUR 25 million to EUR -16 million, primarily due to lower income on capital surplus, negative DVA, and negative revaluation results. This decrease was partly o?set by matured high-cost legacy bonds and lower costs on net investment hedging. Expenses decreased by EUR 13 million compared with the year-ago quarter, mainly due to lower shareholder expenses and a highervalue-added tax (VAT) refund. The underlying result before tax inthe third quarter of 2017, which benefited from positive hedge ine?ectiveness and less negative DVA, was EUR -52million. The Capital Management-related result, excluding DVA, was EUR 66 million in the fourth quarter of 2017 compared with EUR 112 million in the same quarter of last year. Income on capital surplus was EUR 22 million compared with EUR 51 million in the fourth quarter of 2016; the decrease was due to lower income on capital investments. Financing charges remained stable. The result of Other Capital Management amounted to EUR 62 million versus EUR 79 million in the same quarter of last year. The main reasons for this decrease were the negative revaluation result on the prepayment swap for externally sold securitised mortgages and a positive revaluation result on the USD call options in the fourth quarter of 2016. These negative e?ects were largely o?set by lower costs of net investment hedging and share-based payments. Bank Treasury-related results primarily include the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013. The fourth-quarter 2017 result improved to EUR -86 million from EUR -112 million oneyear ago.Theimprovement wasmainly duetothepositiveimpact ofmatured high-costlegacy bonds,partly o?set bynegative hedgeine?ectiveness. DVA on own-issued debt was EUR -10 million compared with EUR 9 million in the fourth quarter of 2016. The negative quarterly result was due to a tightening of ING credit spreads in the fourth quarter of 2017 versus a widening in the same quarter of2016. The ‘Other’ result, which comprises items such as overhead costs and unallocated other expenses, improved by EUR 10 million. This was mainly driven by lower shareholderexpenses and a higher VAT refund in the Netherlands, partly o?set by increased expenses for supervision byregulators.

17 ING Press Release4Q2017 Segment Reporting: Geographical Split Geographical Split: Consolidated profit or lossaccount Netherlands Belgium Germany Other Challengers GrowthMarkets Wholesale Banking Rest ofWorld Other 1) In EURmillion 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 Profit orloss Net interestincome 1,128 1,195 508 533 566 506 394 332 385 341 475 398 58 36 Net commission income 217 188 118 99 79 60 61 58 76 87 123 117 0 0 Investment income -2 2 1 -2 11 -1 2 45 3 -2 5 -2 0 -1 Other income excl.CVA/DVA 120 126 110 184 -14 5 13 12 49 80 -11 64 -60 -16 Underlying income excl.CVA/DVA 1,463 1,511 738 814 641 571 470 448 513 506 591 577 -3 20 CVA/DVA 2) -3 -16 1 4 0 0 0 0 0 0 -33 18 -10 9 Underlying income 1,460 1,495 739 817 641 571 470 448 514 506 559 595 -13 29 Expenses excl. regulatory costs 723 712 457 403 273 236 307 242 261 252 273 243 59 71 Regulatory costs 86 90 41 34 33 -18 26 25 38 42 39 36 0 0 Operating expenses 809 802 498 437 306 218 334 267 299 295 312 279 59 71 Grossresult 650 693 240 380 335 353 136 180 215 211 247 316 -72 -42 Addition to loan loss provisions 13 51 46 33 -15 -41 61 24 76 84 9 -13 0 0 Underlying result beforetax 637 642 194 348 350 394 75 156 138 127 238 330 -72 -42 Retail Banking 516 502 200 252 251 321 6 84 102 90 0 0 0 0 Wholesale Banking 122 140 -6 96 99 73 69 71 37 37 238 330 -1 0 CorporateLine 0 0 0 0 0 0 0 0 0 0 0 0 -71 -43 Underlying result beforetax 637 642 194 348 350 394 75 156 138 127 238 330 -72 -42 Customer lending/deposits (endofperiod,inEURbillion) 3) Residentialmortgages 115.4 121.9 38.9 35.8 70.0 68.8 50.8 48.3 8.9 7.7 0.0 0.0 0.0 0.0 Otherlending 74.4 73.3 58.6 57.2 38.4 32.7 29.8 25.9 27.5 26.0 60.7 63.0 0.3 0.8 Customer deposits 167.4 165.2 98.8 94.9 133.7 129.9 90.5 86.4 36.6 32.8 13.0 14.0 -0.2 -0.2 Profitability andefficiency 3) Cost/incomeratio 55.5% 53.6% 67.5% 53.5% 47.7% 38.1% 71.0% 59.7% 58.2% 58.3% 55.8% 46.8% n.a. 247.4% Return on equity based on12.0% common equity Tier1 4) 19.9% 18.9% 5.9% 16.1% 21.7% 25.7% 5.3% 15.2% 7.8% 7.4% 7.4% 13.1% -96.9% -60.9% Employees (internal FTEs, end ofperiod) 12,614 12,416 9,655 10,190 5,042 4,833 4,219 4,038 15,786 15,870 4,492 4,191 8 8 Risk 3) Risk costs in bps of averageRWA 6 24 36 26 -15 -45 80 36 70 76 5 -8 3 1 Risk-weighted assets (end of period, in EURbillion) 78.3 83.9 50.8 51.3 39.4 37.8 30.8 28.3 42.9 43.2 64.6 65.1 3.0 4.7 1) Region Other consists of Corporate Line and Real Estate run-o?portfolio. 2) CVA/DVA reported within Wholesale Banking and CorporateLine. 3) Key figures based on underlying figures. 4) Underlying after -tax return divided by average equity based on 12.0% CET1 ratio(annualised). TheNetherlands The Netherlands posted an underlying result before tax of EUR 637 million, down slightly from EUR 642 million in the fourth quarter of 2016. Income fell by EUR 35 million, or 2.3%, mainly due to lower mortgage volumes, lower income from Financial Markets and a loss on the sale of an equity stake, partly o?set by a higher savings margin and higher commission income. Expenses rose by EUR 7 million, or 0.9%, due to a restructuring provision related to the joint ATM network in the Netherlands and some additions to legal provisions. These were largely o?set by the benefits from the cost-saving initiatives. Risk costs fell to 6 basis points of average RWA, driven by the improved economic conditions. Underlying result before tax -Netherlands (in EURmillion) 1,000 750 500 250 0 693 2Q2017 3Q2017 4Q2017 760 830 145 642 216 195 637 140 685 122 502 477 565 516 4Q2016 1Q2017 Retail Banking Wholesale Banking 25% 17% 13% 14% 10% 21% Risk-weighted assets -4Q2017 Geographical split (in percentages) excluding Other Netherlands Belgium Germany Other Challengers Growth Markets Wholesale Banking Rest ofWorld

18 Segment Reporting: Geographical Split Belgium Belgium, including ING Luxembourg, recorded anunderlying result before tax of EUR 194 million versus EUR 348 million in the fourth quarter of 2016. Total income fell by EUR 78 million, or 9.5%, due to margin pressure and lower Financial Markets revenues, partly o?set by higher lending volumes. Expenses rose by EUR 61 million, mainly due to higher external sta? expenses related to thetransformation programmes, increased regulatory costs and a legalprovision in Luxembourg. Risk costs increased to EUR 46 million (36 basis points of average RWA) from EUR 33 million one year ago. The increase in risk costs was entirely in Wholesale Banking after a small release in the fourth quarter of2016. Underlying result before tax -Belgium (in EURmillion) 400 300 200 100 0 -100 2Q2017 3Q2017 4Q20174Q2016 1Q2017 Retail Banking Wholesale Banking 127 54 73 348 96 252 335 30 304 220 12 208 194 -6 200 Germany Germany’s fourth-quarter 2017 underlying result before tax, including ING Austria, fell by EUR 44 million, or 11.2%, from a year ago to EUR 350 million, of which EUR 51 million was caused by higher regulatory costs. Total income rose 12.3%, driven by strong interest and commission income growth in both Retail and Wholesale Banking. Expenses excluding regulatory costs increased 15.7%, mainly due to higher headcount to support business growth, higher costs related to the acquisition of primary customers, and investments in Project Welcome. Risk costs were EUR -15 million in the quarter, while in the year-ago quarter a net releaseof EUR -41 million wasrecorded. Underlying result before tax -Germany (in EURmillion) 500 400 300 200 100 0 2Q2017 3Q2017 4Q20174Q2016 1Q2017 Retail Banking Wholesale Banking 322 324 350 289 394 73 99 321 104 109 104 251 185 214 220 OtherChallengers Other Challengers includes ING’s activities in Australia, France, Italy, Spain & Portugal and the Czech Republic. The fourth- quarter 2017 underlying result before tax of this segment fell to EUR 75 million from EUR 156 million in the fourth quarter of 2016. Income rose by EUR 22 million due to improved commercial results in most countries. This positive impact was o?set by EUR 67 million of higher expensesstemming from higher sta? costs to support business growth andhigher costs related to strategic projects. Risk costs increasedby EUR 37 million to EUR 61 million, mainly due to a portfolio add-on for mortgages in Spain, whereas the fourth quarter of 2016 included releases in Wholesale Banking inSpain. Underlying result before tax -Other Challengers (in EUR million) 200 150 100 50 0 2Q2017 3Q2017 4Q20174Q2016 1Q2017 Retail Banking Wholesale Banking 132 48 84 79 63 16 75 69 6 151 44 107 156 71 84 GrowthMarkets Growth Markets consists of ING’s activities in Poland, Romania and Turkey, as well as the Asian bank stakes. The fourth- quarter underlying result before tax of this segment rose by EUR 11 million to EUR 138 million compared with the fourth quarter of 2016. The increase was driven by higher income due to strong commercial results in Poland and Romania as well as lower risk costs. Operating expenses for the segment increased slightly compared with the fourth quarter of2016. Underlying result before tax -Growth Markets (in EUR million) 0 100 200 300 2Q2017 3Q2017 4Q20174Q2016 1Q2017 Retail Banking Wholesale Banking 197 37 159 258 38 220 168 37 131 127 37 90 138 37 102 Wholesale Banking Rest ofWorld Wholesale Banking Rest of World encompasses ING’sactivities in the UK, Americas, Asia and other countries in Central and Eastern Europe. This segment recorded an underlying result before tax of EUR 238 million, down from EUR 330 million one year ago. The result in the current quarter included EUR -33 million of CVA/DVA impacts versus EUR 18 million in the year- ago quarter. Income excluding CVA/DVA impacts was up 2.4%, largely explained by higher General Lending & Transaction Services income driven by business growth. Expenses excluding regulatory costs rose 12.3%, mainly due to higher sta? costs. Risk costs were low, but they increased to EUR 9 million from EUR -13 million in the fourth quarter of2016. Underlying result before tax -WB Rest of World (in EURmillion) 400 300 200 100 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 ING Press Release4Q2017 265 238 349 330 339

19 ING Press Release4Q2017 Consolidated Balance Sheet ING’s total assets decreased by EUR 15.5 billion in the fourth quarter to EUR 846.2 billion, including EUR 2.3 billion of negative currency impacts. Lower financial assets at fair value were partly o?set by higher loans and advances to customers and higher cash and balances with central banks. On the liabilityside, the main decrease was in financial liabilities at fair value, partly o?set by higher debt securities in issue and higher customer deposits. Adjusted for currency impacts and excluding Bank Treasury, net growth in customer core lending was EUR 6.8 billion, whereas net growth in customer deposits was EUR 2.7 billion. ING ’s loan-to-deposit ratio remained stable at 1.05 compared with the end of September2017. Cashandbalances withcentralbanks Cash and balances with central banks increased by EUR1.3 billion to EUR 22.0billion. Loans and advances to and deposits from banks Loans and advances to banks decreased by EUR 1.7 billionto EUR 28.8 billion. Deposits from banks decreased by EUR 2.2 billion to EUR 36.8billion. Financial assets/liabilities at fairvalue Financial assets at fair value through profit or loss decreased by EUR 17.8 billion to EUR 123.2 billion, due to lower reverse repos. Financial liabilities at fair value through profit or loss also decreased by EUR 17.8 billion, mirroring thedevelopment on the asset side of the balance sheet, with EUR 15.2 billion lower repo activity. Financial assets and liabilities at fairvalue consist predominantly of derivatives, securities and(reverse) repos, and are mainly used to facilitate clientneeds. Loans and advances tocustomers Loans and advances to customers increased by EUR 6.0 billion to EUR 574.5 billion, mainly due to a EUR 5.6 billion increase in customer lending. Adjusted for EUR 1.8 billion of negative currency impacts, customer lending increased by EUR 7.4 billion. This was mainly due to EUR 6.8 billionof net core lending growth and a EUR 1.2 billion increasein short-term Bank Treasury lending, partly o?set by a EUR 0.9 billion decline in the run-o? portfolios of WUB andLease. In Retail Banking, net core lending assets grew by EUR 3.8 billion, due to increases in both residential mortgages and other customer lending. Wholesale Banking grew its netcore lending assets by EUR 3.0 billion, mainly in IndustryLending. Otherassets/liabilities Other assets decreased by EUR 3.0 billion, mainly due to a lower amount of financial transactions pending settlement. Other liabilities decreased by EUR 1.8 billion, partly mirroring the development in unsettled balances of financial transactions on the assetside. Customer deposits Customer deposits increased by EUR 1.7 billion to EUR539.8 billion. Adjusted for EUR 0.3 billion of negative currency impacts and a EUR 0.6 billion decrease in Bank Treasury deposits, the net production of customer depositswas EUR2.7billion.RetailBanking recordedanetproduction ofEUR1.2billion,ofwhichEUR4.1billionwasincurrent accounts.Savings/deposits declinedbyEUR2.9billion, primarily in the Netherlands. In Wholesale Banking, customer deposits showed a net growth of EUR 1.5billion. Consolidated balancesheet in EURmillion 31Dec.17 30 Sep.17 31 Dec.16 31 Dec.17 30 Sep.17 31 Dec.16 Assets Cash and balances with centralbanks Loans and advances tobanks Financial assets at fair valuethrough profit or loss -tradingassets -non-tradingderivatives -designated as at fair value through profit or loss Investments -debt securitiesavailable-for-sale -debt securitiesheld-to-maturity -equity securitiesavailable-for-sale Loans and advances tocustomers -customer lending -securities at amortised cost -provision for loanlosses Investments in associates and joint ventures Property andequipment Intangibleassets Otherassets 21,989 20,667 18,144 Liabilities Deposits frombanks Customerdeposits -savings accounts -credit balances on customer accounts -corporatedeposits -other Financial liabilities at fair value through profit or loss -tradingliabilities -non-tradingderivatives -designated as at fair value through profit or loss Otherliabilities Debt securities inissue Subordinated loans 36,821 39,023 31,964 28,811 30,559 28,858 539,799 538,098 522,942 123,221 141,034 122,093 319,659 321,596 315,697 116,748 133,720 114,504 186,316 181,820 173,230 2,231 2,299 2,490 32,602 33,333 32,687 4,242 5,015 5,099 1,222 1,349 1,328 79,073 79,245 91,663 87,142 104,974 98,974 65,747 66,493 78,888 73,596 91,450 83,167 9,343 8,898 8,751 2,331 2,440 3,541 3,983 3,854 4,024 11,215 11,084 12,266 574,535 568,508 563,660 19,279 21,050 20,345 573,951 568,339 561,367 96,086 91,451 103,234 5,099 5,021 7,471 15,968 16,653 17,223 -4,515 -4,852 -5,178 Totalliabilities 795,095 811,249 794,682 1,088 1,066 1,141 Equity 1,801 1,885 2,002 Shareholders'equity 50,406 49,770 49,793 1,469 1,495 1,484 Non-controllinginterests 715 682 606 14,229 17,242 16,036 Totalequity 51,121 50,452 50,399 Totalassets 846,216 861,701 845,081 Total liabilities andequity 846,216 861,701 845,081

20 ING Press Release4Q2017 Risk & CapitalManagementConsolidated Balance Sheet Debt securities inissue Debt securities in issue increased by EUR 4.6 billionto EUR 96.1 billion. The increase was caused by EUR 5.6 billion of higher CD/CPs. Other debt securities (mainly long-term debt) declined by EUR 1.0 billion, mainly due to maturities (including USD 500 million in Perpetual Debt Securities, which were redeemed in October) that were partly o?set by new issuances (among others for TLACpurposes). Change in shareholders’ equity in EURmillion 4Q2017 3Q2017 Shareholders' equity beginning of period 49,770 49,685 Net result for theperiod 1,015 1,376 Unrealised revaluations of equitysecurities -78 -81 Unrealised revaluations of debtsecurities -26 -1 Realised gains/losses equity securities transferred to profit or loss -11 -3 Realised gains/losses debt securities transferred to profit or loss 0 -6 Change in cashflow hedgereserve -116 -3 Realised and unrealised other revaluations 36 -5 Defined benefit remeasurement -16 -24 Exchange ratedi?erences -176 -265 Changes in treasuryshares -5 0 Employee stock options and shareplans 13 30 Dividend 0 -933 Totalchanges 636 85 Shareholders' equity end of period 50,406 49,770 Shareholders’ equity Shareholders’ equity increased by EUR 0.6 billion to EUR 50.4 billion in the fourth quarter. The net result for the quarter of EUR 1.0 billion was partly o?set by decreases in thecurrency translation reserve and the cashflow hedgereserve. Shareholders’ equity per share increased to EUR 12.97 as per 31 December 2017 from EUR 12.81 as per 30September 2017. Shareholders’ equity Annual development consolidated balancesheet In 2017, ING’s balance sheet increased by EUR 1 billion, including EUR 17 billion of negative currency impacts. Loans and advances to customers increased by EUR 11 billion (of which EUR 27 billion was net core lending growth excluding currency impacts, Bank Treasury and the decline in the WUB and Lease run-o? portfolios). Cash and balances with central banks increased by EUR 4 billion. These increases werelargely o?set by a EUR 13 billion declinein investments. Customer deposits increased by EUR 17 billion (excluding currency impacts and Bank Treasury, net growth incustomer deposits was EUR 19 billion). Deposits from banks increased by EUR 5 billion. These increases were largely o?set bya EUR 12 billion decline in financial liabilities at fair value anda EUR 7 billion decline in debt securities inissue. Shareholders’ equity increased by EUR 0.6 billion onyear-end 2016. The EUR 4.9 billion net result over 2017 was largely o?set by EUR 2.6 billion of dividends paid in 2017 (of which EUR 1.6 billion as 2016 closing dividend), negative exchange rate di?erences of EUR -0.9 billion, and a decrease of the cashflow hedge reserve of EUR -0.5 billion. Shareholders’ equity per share increased from EUR 12.84 on 31 December 2016 to EUR 12.97 on 31 December2017. in EURmillion 31 Dec.17 30 Sep.17 Sharepremium/capital 17,045 17,044 Revaluation reserve equitysecurities 2,474 2,562 Revaluation reserve debtsecurities 973 999 Revaluation reserve cashflow hedge 263 379 Other revaluation reserves 203 193 Defined benefit remeasurement reserve -400 -384 Currency translationreserve -1,662 -1,486 Treasuryshares -15 -10 Retained earnings and otherreserves 26,620 26,583 Net result year todate 4,905 3,890 Total 50,406 49,770

21 ING Press Release4Q2017 Risk & CapitalManagement Loanbook 1) Creditoutstandings Non-performingloans NPL% in EURmillion 31 Dec.2017 30 Sep.2017 31 Dec.2017 30 Sep.2017 31 Dec.2017 30 Sep.2017 Residential mortgages Netherlands 117,778 118,889 1,176 1,239 1.0% 1.0% Other lendingNetherlands 32,919 32,028 1,723 1,831 5.2% 5.7% of which business lendingNetherlands 23,810 24,011 1,501 1,601 6.3% 6.7% Residential mortgages Belgium 37,508 36,899 972 982 2.6% 2.7% Other lendingBelgium 51,115 48,513 1,305 1,322 2.6% 2.7% of which business lendingBelgium 39,294 37,904 1,037 1,055 2.6% 2.8% RetailBenelux 239,320 236,329 5,176 5,374 2.2% 2.3% Residential mortgages Germany 69,264 68,964 429 452 0.6% 0.7% Other lendingGermany 14,364 15,938 210 206 1.5% 1.3% Residential mortgages Other C&GMarkets 60,834 59,765 498 415 0.8% 0.7% Other lending Other C&GMarkets 27,425 26,530 975 957 3.6% 3.6% Retail Challengers & GrowthMarkets 171,887 171,197 2,112 2,030 1.2% 1.2% Industry Lending 132,425 127,232 3,169 3,257 2.4% 2.6% of which: Structured Finance 101,265 96,285 2,560 2,755 2.5% 2.9% of which: Real EstateFinance 31,161 30,943 609 502 2.0% 1.6% General Lending & TransactionServices 88,364 87,770 898 1,125 1.0% 1.3% FM, Bank Treasury, Real Estate &Other 11,732 12,712 820 864 7.0% 6.8% of which General Leaserun-o? 2,521 2,626 756 768 30.0% 29.2% Wholesale Banking 232,521 227,714 4,887 5,246 2.1% 2.3% Total loanbook 643,728 635,240 12,175 12,650 1.9% 2.0% 1) Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (o?-balancepositions). ING’s non-performing loans (NPL) ratio improved to 1.9% in the fourth quarter of 2017 as a result of lending growth and a decline in NPL amounts. ING Group’s fully loaded common equity Tier 1 ratio increased to 14.7% in the fourthquarter. Credit riskmanagement ING’s non-performing loans ratio improved to 1.9% compared with the previous quarter, driven by a decrease in NPL amounts (especially in General Lending & Transaction Services, Structured Finance and business lending in the Netherlands) and an increase in total creditoutstandings. Within Retail Netherlands, the NPL ratio for residential mortgages remained flat at 1.0% compared with theprevious quarter. The NPL ratio for business lending in the Netherlands continued its improving trend, decreasing to 6.3% from 6.7% in the third quarter of 2017, mainly caused by lowerNPLs. For Retail Belgium, the NPL ratio for the residential mortgages portfolio fell to 2.6% from 2.7% in the third quarter, mainly due to an increase in portfolio size. The same applies to the NPL ratio of the business lending portfolio, where the NPL ratio declined to 2.6% from 2.8% in the previous quarter. For Retail Challengers & Growth Markets, the NPL ratio remained flat at 1.2%. In Wholesale Banking, the NPL ratioimproved to 2.1% from 2.3% in the previous quarter, mainly due to General Lending & Transaction Services and Structured Finance; here the NPL ratios dropped to 1.0% and 2.5% respectively. ING’s stock of provisions decreased by EUR 0.3 billion to EUR 4.6 billion, as net additions were more than o?set by amounts written o?. The provisions coverage ratio at the consolidated level decreased to 38.0% from 39.3% in the third quarter. ING’s loan portfolio consists predominantly of asset-based and/or well-secured loans, including residential mortgages, Structured Finance and Real EstateFinance. Stock ofprovisions 1) in EURmillion RetailBenelux Retail Challengers & GrowthMarkets WholesaleBanking Total INGBank 4Q2017 Total INGBank 3Q2017 Stockofprovisionsatbeginning ofperiod 1,628 1,323 2,015 4,967 5,159 Changes in composition of theBank 0 0 Amounts writteno? -121 -92 -301 -514 -289 Recoveries of amounts writteno? 10 1 11 16 Increases in loan loss provisioning 137 137 123 397 349 Releases from loan loss provisioning -105 -47 -55 -207 -225 Net addition to loan lossprovisions 32 90 68 190 124 Exchange or othermovements -16 -4 -6 -26 -43 Stockofprovisionsatendofperiod 1,533 1,318 1,776 4,628 4,967 Coverage ratio 4Q2017 29.6% 62.4% 36.3% 38.0% Coverage ratio 3Q2017 30.3% 65.2% 38.4% 39.3% 1) At the end of December 2017, the stock of provisions included provisions for amounts due from banks (EUR 8 million) and provisions for contingent liabilities recorded under Other Provisions (EUR 104million).

22 ING Press Release4Q2017 Risk & CapitalManagement Securities portfolio ING’s overall exposure to debt securities decreased to EUR 80.5 billioninthefourthquarterfromEUR80.7billionintheprevious quarter, mainly due to bond sales and redemptions. The main decreaseswereinSSAandcoveredbonds,whichweredownby EUR 0.4 billion and EUR 0.2 billion respectively, and partlyo?set by an increase in financial institutions (mainly central bank bills). The revaluation reserve of debt securities remained stable at EUR 1.0 billion aftertax. Debtsecurities 1) in EURbillion 31 Dec.17 30 Sep.17 Government bonds 43.1 43.0 Sub-sovereign, supranationals and agencies (SSA) 18.7 19.1 Covered bonds 9.4 9.6 Financialinstitutions 2) 2.6 2.2 Corporatebonds 2.3 2.2 ABS 4.4 4.6 Total 80.5 80.7 1) Excluding positions at fair value through the profit or loss but including securities classified as Loans &Receivables. 2) Including Central Bankbills. Breakdown government bonds in EURbillion 31 Dec.17 30 Sep.17 TheNetherlands 8.1 8.2 UnitedStates 6.5 6.3 Poland 5.8 5.6 Belgium 5.5 5.5 Germany 4.5 4.5 Austria 3.2 3.2 Spain 2.3 2.0 France 2.2 2.2 Finland 2.2 2.2 Romania 0.5 0.6 Turkey 0.4 0.5 Other 1.9 2.0 Total 43.1 43.0 Funding andliquidity In the fourth quarter, ING issued EUR 1.3 billion of long-term debt with a remaining tenor of one year or more, of which EUR 1.0 billion of Group TLAC. These issuances were more than o?set by maturities, early repayments andredemptions which resulted in a net decrease of EUR 1.1 billion in long- term debt securities. ING’s loan-to-deposit ratio, excluding securities recognised at amortised cost, remainedunchanged at 1.05 compared with the end of September 2017. The liquidity position comfortably exceeds the minimum requirements. Marketrisk In the fourth quarter, the average Value-at-Risk (VaR) remained stable at EUR 6 million. The minimum of the total overnight VaR for ING's trading portfolio increased to EUR 5 million from EUR 4 million in the previous quarter, while the maximum remained stable at EUR 7million. Consolidated VaR tradingbooks in EURmillion Minimum Maximum Average Quarter-end Foreignexchange 1 4 2 1 Equities 1 2 2 2 Interestrate 3 5 4 4 Credit spread 3 4 3 4 Diversification -5 -6 TotalVaR 1) 5 7 6 5 1) The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on di?erent dates. Othermatters As disclosed in the annual report 2016, ING Bank is the subject of criminal investigation by Dutch authorities regarding various requirements related to on-boarding of clients, money laundering and corrupt practices. INGGroup has also received related information request from US authorities. ING Group and ING Bank are cooperating with such ongoing investigations and requests. It is currently not feasible to determine how the ongoing investigations and requests maybe resolved or the timing of any such resolution, nor to estimate reliably the possibly timing, scope or amounts of any fines, penalties and/or other outcome, which could besignificant. We expect to receive more information on the findings ofthe Dutch authorities in the first half of2018.

23 ING Press Release4Q2017 Risk & CapitalManagement Capitalratios ING Group’s fully loaded common equity Tier 1 ratioincreased to 14.7% in the fourth quarter of 2017, which is an increase of 0.2 percentage point compared to the end of September 2017. Common equity Tier 1 capital increased by EUR 0.5 billion to EUR 45.5 billion, driven by the net result of EUR 1.0 billion, partly o?set by the final dividend reservation. In addition, FX e?ects had a negative impact of EUR 0.2 billion, primarily reflecting the depreciation of the US dollar,and the equity revaluation reserve decreased slightly by EUR 0.1 billion. The increase in the common equity Tier 1 capital ratio was further driven by EUR 1.1 billion lower risk-weighted assets(RWA). ING Group’s fully loaded Tier 1 ratio (including grandfathered securities) rose to 16.4% on 31 December 2017 compared with 16.1% in the previous quarter. The increase reflects changes in the fully loaded common equity Tier 1ratio. The fully loaded total capital ratio (including grandfathered securities) decreased to 19.1% compared with 19.8% in the previous quarter. This decrease was primarilydriven by a change in interpretation of the Capital Requirements Regulation (CRR), triggered by a newly published Q&A ofthe European Banking Authority (EBA). The Q&A was published on 3 November 2017 and relates to externally placed own funds from a subsidiary in conjunction with the availability to absorb losses at the consolidated level. This recalibration will largely disappear over time as we will issue capital instruments solely from the Group in thefuture. ING Group’s phased-in common equity Tier 1 ratio rosefrom 14.5%attheendofSeptember 2017to14.7%attheend of December 2017. The phased-in Tier 1 ratio increasedto 16.2%, while the phased-in total capital ratio decreased to 18.5%. The developments in the phased-in capital ratios largely mirror trends in the fully loaded capital ratios. The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash-poolingactivities. The leverage ratio on 31 December 2017 was 4.7%, an increase of 0.2 percentage point, which reflects the increase in Tier 1 capital and a seasonal decrease of the total exposure measure during the fourth quarter of2017. Risk-weighted assets(RWA) At the end of December 2017, ING Group’s total RWA were EUR 309.9 billion, down EUR 1.1 billion compared with the last quarter. The decrease includes EUR -1.2 billion stemming from currency impacts mainly caused by the depreciationof the US dollar versus the euro. At comparable FX rates, credit RWA increased by EUR 2.3 billion asvolume growth was only partly compensated by positive risk migration, reflecting better economic conditions as well as modelupdates. Market RWA decreased by EUR 0.4 billion to EUR 4.7billion. Operational RWA decreased by EUR 1.9 billion to EUR 40.1 billion, reflecting regular external database updates. ING Group: Composition of RWA in EURbillion 31 Dec.2017 30 Sep.2017 Credit RWA 265.1 263.9 OperationalRWA 40.1 42.0 Market RWA 4.7 5.1 TotalRWA 309.9 311.0 ING Group: Capitalposition 2019 rules (fullyloaded) 2017 rules (phasedin) in EURmillion 31 Dec.2017 30 Sep.2017 31 Dec.2017 30 Sep.2017 Shareholders' equity(parent) 50,406 49,770 50,406 49,770 -Interim profit not included in CET1 capital 1) -1,670 -1,626 -1,670 -1,626 -Other regulatory adjustments -3,186 -3,142 -3,154 -3,082 Regulatory adjustments -4,856 -4,769 -4,825 -4,709 Available common equity Tier 1capital 45,550 45,002 45,581 45,062 Additional Tier 1 securities 2) 5,137 5,198 5,137 5,198 Regulatory adjustments additional Tier1 42 11 -393 -428 Available Tier 1capital 50,729 50,212 50,326 49,832 Supplementary capital -Tier 2 bonds 3) 11,086 11,152 11,086 11,152 Regulatory adjustments Tier2 -2,517 115 -4,001 19 Available BIS capital 4) 59,298 61,478 57,410 61,002 Risk-weightedassets 309,887 311,036 309,887 311,036 Common equity Tier 1ratio 14.7% 14.5% 14.7% 14.5% Tier 1ratio 16.4% 16.1% 16.2% 16.0% Total capital ratio 19.1% 19.8% 18.5% 19.6% Leverage Ratio 4.7% 4.5% 4.7% 4.4% 1) The interim profit not included in CET1 capital as per 31 December 2017 (EUR 1,670 million) includes EUR 44 million for 4Q2017 (YTD 4Q2017: EUR 2,603 million) minusaINGGroup interimdividendpayment of EUR933million, whichwaspaidoutin 3Q2017. 2) Including EUR 2,691 million which is CRR/CRD IV-compliant (3Q2017: EUR 2,731 million) and EUR 2,446 million to be replaced as capital recognition is subject to CRR/ CRD IV grandfathering rules (3Q2017: EUR 2,467million). 3) Including EUR 8,995 million which is CRR/CRD IV-compliant (3Q2017: EUR 9,053 million), and EUR 2,091 million to be replaced (by Group instruments) as capital recognition is subject to CRR/CRD IV grandfathering rules (3Q2017: EUR 2,098million). 4) Regulatory adjustments include the interpretation of the EBA Q&A published on 3 November2017.

24 ING Press Release4Q2017 Economic EnvironmentRisk & CapitalManagement Basel'IV' An agreement was reached on Basel ‘IV’ in December2017. While some elements still require even more clarity, we believe the fully loaded Basel ‘IV’ impact may lie in therange of 15–18% of risk-weighted assets (RWA) by 2027. This does not take into account possible management actions. TRIM (targeted review of internal models) may result in earlier impact on RWA via PillarII. The implied impact on capital ratios does not take into account any potential changes to the systemic risk bu?er or Pillar 2 requirements. Note this also assumes current portfolio to be the same in 2027, as well as RWA based on the current economic environment. With a long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up. We will meet the final requirements and as before we will continue executing our strategy for our clients and delivering growth at goodreturns. Dividend ING aims to pay a progressive dividend which will reflect considerations including expected futurecapital requirements, growth opportunities available to the Group, net earnings, and regulatory developments. The Executive Board proposes to pay a total cashdividend of EUR 2.6 billion, or EUR 0.67 per ordinary share, over the financial year 2017. This is subject to shareholder approval at the Annual General Meeting in April 2018. Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2017, the final dividend will amount to EUR 0.43 per ordinary share and will be paid in cash. The total amount of EUR 1,670 million is completely covered by the balance of 'interim profits not included in CET1 capital' at year-end2017. In December 2017, ING was notified of the European Central Bank’s (ECB) decision on the 2017 Supervisory Review and Evaluation Process (SREP), which will set the capital requirements for 2018. The common equity Tier 1 requirement for ING Group will be 10.4% in 2018. INGis committed to maintaining a CET1 ratio above the prevailing fully loaded requirement, currently estimated to be 11.8% by 2019, plus a comfortable management bu?er (to include Pillar 2 Guidance), and a Group leverage ratio above4%. Ratings During the fourth quarter of 2017, the ratings and outlooks from S&P, Moody’s and Fitch remained unchanged. Maincreditratings ofINGon31January 2018 Standard &Poor's Rating Outlook Moody's Rating Outlook Fitch Rating Outlook ING GroepN.V. ING BankN.V. A- A+ Stable Stable Baa1 Aa3 Stable Stable A+ Stable A+ Stable

25 ING Press Release4Q2017 Economic Environment Source: ING Economics Department Creditmarkets In both the US and Europe, credit spreads continued to tighten in the fourth quarter. The continued search for yield is resulting in very low credit spreads, further boosted by a strong economic outlook and low marketvolatility. Basis points 140 120 100 80 60 40 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 iTraxx Main 5 yr(Europe) CDX IG 5 yr(US) Economic activity The eurozone PMI has gone from strength to strength as the economy continues to surprise on the upside. We expect 2017 growth to come in at 2.4%, much stronger than initially expected. US growth has been improving after a weak first quarter of 2017. However, GDP growth in the fourth quarter of 2017 might be slightly weaker than the 3% annualised growth rate recorded in the previousquarter. Index Eurozone composite PMI US composite PMI 1Jan. 2016 1Jan. 2017 1Jan. 2018 1Apr. 2017 1July 2017 1 Apr. 1 July 1 Oct. 2016 2016 2016 1Oct. 2017 45 50 55 60 Interestrates The US yield curve has significantly flattened as ahigher Fed funds rate has been driving up the 3-monthLibor. Furthermore, the tax reform in the US is expected to boost growth in the short-run. The ECB has continued its bond- buying programme (QE) at a slower pace and maintained the forward guidance for now, which indicates that rates will not be increased until well after the end of QE. The 3-month Euribor remains negative. Percentages -1 3 2 1 0 1 Jan. 1 Apr. 1July 2017 2017 2017 US 10 yr swap US 3minterbank 1 Jan. 1 Apr. 1 July 1Oct. 2016 2016 2016 2016 Eurozone 10 yr swap Eurozone 3minterbank 1 Oct. 1Jan. 2017 2018 Consumer confidence Eurozone consumer confidence continues to reach new highsastheeconomy keepsupitsstrongmomentum. With employment growth maintaining its strong pace and inflation below target, consumers remain exceptionally confident. Index 5 0 -5 -10 -15 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 -,m"#,!# ',"'! 2-0 Stockmarkets With economic growth higher than expected and the tax reform in the US, the S&P 500 continued to break new records over the fourth quarter. The Euro Area FTSE 300 Index ended the fourth quarter of 2017 slightly below the closing level of the prior quarter, despite economic growth outperforming expectations and a continued accommodative stance from the ECB for2018. Index 2,600 2,200 1,800 1,400 1,000 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 FTSE E300 S&P500 Currency markets Despite expectations of more rate hikes in the US and no expected change in the ECB rates for 2018, the euro's strength prevailed in the fourthquarter. USD per 1EUR 1.20 1.15 1.10 1.05 1.00 1Jan.1Apr.1July 1Oct.1Jan.1Apr.1July 1Oct.1Jan. 201620162016 20162017201720172017 2018 EUR/USD

26 ING Press Release4Q2017 Appendix of which: Divestments/Special Items of which: InsuranceOther of which: UnderlyingBanking In EURmillion 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 Net interestincome 3,512 3,341 - - 3,512 3,341 Net commission income 671 611 -3 - 674 611 Investment income 20 39 - - 20 39 Otherincome 178 627 16 158 162 470 Totalincome 4,382 4,619 - - 14 158 4,368 4,461 Expenses excl. regulatory costs 2,354 3,300 1,141 - 2,354 2,159 Regulatory costs 264 209 - - 264 209 Operating expenses 2,618 3,509 - 1,141 - - 2,618 2,369 Grossresult 1,764 1,110 - -1,141 14 158 1,751 2,093 Addition to loan loss provisions 190 138 0 - 190 138 Result beforetax 1,574 972 - -1,141 14 158 1,560 1,955 Taxation 542 203 -354 -1 543 557 Non-controllinginterests 17 17 - 17 17 Net result from continuing operations 1,015 752 - -787 15 158 1,001 1,381 Net result from discontinued operations - -2 Net result INGGroup 1,015 750 Consolidated profit or loss account: INGGroup ING Group: Consolidated profit or lossaccount Total INGGroup ING Group: Underlying profit or lossaccount Total INGGroup of which: RetailBanking of which: WholesaleBanking of which: Corporate LineBanking In EURmillion 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 Net interestincome 3,512 3,341 2,423 2,346 1,031 959 58 37 Net commission income 674 611 395 376 279 235 -0 -0 Investment income 20 39 16 30 5 8 -0 1 Otherincome 162 470 144 213 91 269 -73 -12 Total underlying income 4,368 4,461 2,978 2,965 1,406 1,471 -16 25 Expenses excl. regulatory costs 2,354 2,159 1,629 1,499 670 592 55 68 Regulatory costs 264 209 152 110 112 99 0 0 Operating expenses 2,618 2,369 1,781 1,609 781 691 55 68 Grossresult 1,751 2,093 1,197 1,356 625 779 -71 -43 Addition to loan loss provisions 190 138 122 107 68 31 0 0 Underlying result beforetax 1,560 1,955 1,075 1,249 557 748 -71 -43 Taxation 543 557 313 319 202 193 28 45 Non-controllinginterests 17 17 13 15 4 2 - - Underlying net result 1,001 1,381 749 916 351 553 -99 -87 Special items aftertax - -787 - -610 - -149 - -27 Net result Banking 1,001 595 749 306 351 404 -99 -115 Net result Insurance Other 15 158 Net result from continuing operations 1,015 752 Net result from discontinued operations - -2 Net result INGGroup 1,015 750 ING Group: Profitability ande?ciency INGGroup RetailBanking WholesaleBanking Corporate LineBanking In EURmillion 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 Cost/income ratio (continuing operations) 59.7% 76.0% Underlying cost/income ratio 59.9% 53.1% 59.8% 54.3% 55.6% 47.0% n.a. n.a. ING Group's total return on IFRS-EU equity 1) 8.4% 6.0% ING Group's underlying return on IFRS-EUequity 1) 8.3% 11.1% 1) Annualised (underlying) net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital as from1Q2017.

27 ING Press Release4Q2017 Appendix of which: Divestments/Special Items of which: InsuranceOther of which: UnderlyingBanking In EURmillion FY2017 FY2016 FY2017 FY2016 FY2017 FY2016 FY2017 FY2016 Net interestincome 13,714 13,241 - - 13,714 13,241 Net commission income 2,710 2,433 -4 - 2,714 2,433 Investment income 194 422 - - 194 422 Otherincome 1,156 1,396 121 -49 33 1,083 1,363 Totalincome 17,773 17,491 121 - -53 33 17,704 17,458 Expenses excl. regulatory costs 8,928 9,769 1,157 - 8,928 8,612 Regulatory costs 901 845 - - 901 845 Operating expenses 9,829 10,614 - 1,157 - - 9,829 9,456 Grossresult 7,944 6,877 121 -1,157 -53 33 7,875 8,002 Addition to loan loss provisions 676 974 - 676 974 Result beforetax 7,268 5,903 121 -1,157 -53 33 7,199 7,028 Taxation 2,280 1,619 121 -358 -1 2,160 1,977 Non-controllinginterests 82 75 - 82 75 Net result from continuing operations 4,905 4,210 0 -799 -52 33 4,957 4,976 Net result from discontinued operations - 441 Net result INGGroup 4,905 4,651 ING Group: Underlying profit or lossaccount Total INGGroup of which: RetailBanking of which: WholesaleBanking of which: Corporate LineBanking In EURmillion FY2017 FY2016 FY2017 FY2016 FY2017 FY2016 FY2017 FY2016 Net interestincome Net commission income Investment income Otherincome 13,714 2,714 194 1,083 13,241 2,433 422 1,363 9,593 1,609 169 489 9,385 1,433 340 633 3,895 1,108 36 883 3,750 1,003 53 802 226 -3 -12 -289 106 -3 29 -72 Total underlying income 17,704 17,458 11,860 11,791 5,922 5,608 -78 59 Expenses excl. regulatory costs Regulatory costs 8,928 901 8,612 845 6,070 676 5,963 643 2,569 222 2,371 201 288 2 277 1 Operating expenses 9,829 9,456 6,747 6,606 2,792 2,572 290 278 Grossresult 7,875 8,002 5,113 5,185 3,130 3,036 -368 -219 Addition to loan loss provisions 676 974 391 606 284 368 1 0 Underlying result beforetax 7,199 7,028 4,722 4,579 2,846 2,668 -369 -219 Taxation Non-controllinginterests 2,160 82 1,977 75 1,291 68 1,222 63 881 15 753 11 -13 - 2 - Underlying net result Special items aftertax 4,957 - 4,976 -799 3,363 - 3,294 -623 1,950 - 1,903 -149 -356 0 -221 -27 Net result Banking 4,957 4,177 3,363 2,671 1,950 1,754 -356 -248 Net result Insurance Other -52 33 Net result from continuing operations 4,905 4,210 Net result from discontinued operations - 441 Net result INGGroup 4,905 4,651 ING Group: Profitability ande?ciency INGGroup RetailBanking WholesaleBanking Corporate LineBanking In EURmillion FY2017 FY2016 FY2017 FY2016 FY2017 FY2016 FY2017 FY2016 Cost/income ratio (continuing operations) 55.3% 60.7% Underlying cost/income ratio 55.5% 54.2% 56.9% 56.0% 47.1% 45.9% n.a. n.a. ING Group's total return on IFRS-EU equity 1) 10.1% 9.5% ING Group's underlying return on IFRS-EUequity 1) 10.2% 10.1% 1) Annualised (underlying) net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital as from1Q2017. Consolidated profit or loss account: INGGroup ING Group: Consolidated profit or lossaccount Total INGGroup

28 ING Press Release4Q2017 Appendix G e o g r a p h i c a l s p l i t : C o n s o l i d a t e d p r o f i t o r l o s s a c c o u n t T o t a l I N G G r o u p N e t h e r l a n d s B e l g i u m G e r m a n y W h o l e s a l e B a n k i n g O t h e r C h a l l e n g e r s G r o w t h M a r k e t s R e s t o f W o r l d O t h e r 4 Q 2 0 1 6 3 6 0 - 1 - 7 2 9 7 1 0 7 1 - 4 2 0 - 4 2 - 0 - 4 3 - 4 2 4 8 - - 9 0 - 2 7 - 1 1 7 4 Q 2 0 1 7 5 8 - 0 - 0 - 7 0 - 1 3 5 9 0 5 9 - 7 2 0 - 7 2 - - 1 - 7 1 - 7 2 1 8 - - 9 1 - - 9 1 4 Q 2 0 1 6 3 9 8 1 1 7 - 2 8 2 5 9 5 2 4 3 3 6 2 7 9 3 1 6 - 1 3 3 3 0 - 3 3 0 - 3 3 0 7 7 - 2 5 3 - 2 5 3 4 Q 2 0 1 7 4 7 5 1 2 3 5 - 4 4 5 5 9 2 7 3 3 9 3 1 2 2 4 7 9 2 3 8 - 2 3 8 - 2 3 8 9 5 - 1 4 3 - 1 4 3 4 Q 2 0 1 6 3 4 1 8 7 - 2 8 0 5 0 6 2 5 2 4 2 2 9 5 2 1 1 8 4 1 2 7 9 0 3 7 - 1 2 7 2 9 1 4 8 3 - 8 3 4 Q 2 0 1 7 3 8 5 7 6 3 5 0 5 1 4 2 6 1 3 8 2 9 9 2 1 5 7 6 1 3 8 1 0 2 3 7 - 1 3 8 3 6 2 1 8 1 - 8 1 4 Q 2 0 1 6 3 3 2 5 8 4 5 1 2 4 4 8 2 4 2 2 5 2 6 7 1 8 0 2 4 1 5 6 8 4 7 1 - 1 5 6 3 0 - 1 2 6 - 1 3 1 1 3 4 Q 2 0 1 7 3 9 4 6 1 2 1 3 4 7 0 3 0 7 2 6 3 3 4 1 3 6 6 1 7 5 6 6 9 - 7 5 2 7 - 4 8 - 4 8 4 Q 2 0 1 6 5 0 6 6 0 - 1 5 5 7 1 2 3 6 - 1 8 2 1 8 3 5 3 - 4 1 3 9 4 3 2 1 7 3 - 3 9 4 1 1 0 1 2 8 3 - 2 8 3 4 Q 2 0 1 7 5 6 6 7 9 1 1 - 1 4 6 4 1 2 7 3 3 3 3 0 6 3 3 5 - 1 5 3 5 0 2 5 1 9 9 - 3 5 0 9 8 1 2 5 1 - 2 5 1 4 Q 2 0 1 6 5 3 3 9 9 - 2 1 8 7 8 1 7 4 0 3 3 4 4 3 7 3 8 0 3 3 3 4 8 2 5 2 9 6 - 3 4 8 1 0 1 2 2 4 5 - 4 9 1 - 2 4 6 4 Q 2 0 1 7 5 0 8 1 1 8 1 1 1 1 7 3 9 4 5 7 4 1 4 9 8 2 4 0 4 6 1 9 4 2 0 0 - 6 - 1 9 4 1 0 3 - 5 9 6 - 9 6 4 Q 2 0 1 6 1 , 1 9 5 1 8 8 2 1 1 0 1 , 4 9 5 7 1 2 9 0 8 0 2 6 9 3 5 1 6 4 2 5 0 2 1 4 0 - 6 4 2 1 6 1 - 4 8 1 - 2 5 5 2 2 5 4 Q 2 0 1 7 1 , 1 2 8 2 1 7 - 2 1 1 7 1 , 4 6 0 7 2 3 8 6 8 0 9 6 5 0 1 3 6 3 7 5 1 6 1 2 2 - 6 3 7 1 6 4 - 4 7 3 - 4 7 3 4 Q 2 0 1 6 3 , 3 4 1 6 1 1 3 9 4 7 0 4 , 4 6 1 2 , 1 5 9 2 0 9 2 , 3 6 9 2 , 0 9 3 1 3 8 1 , 9 5 5 1 , 2 4 9 7 4 8 - 4 3 1 , 9 5 5 5 5 7 1 7 1 , 3 8 1 - 7 8 7 5 9 5 1 5 8 7 5 2 - 2 7 5 0 4 Q 2 0 1 7 3 , 5 1 2 6 7 4 2 0 1 6 2 4 , 3 6 8 2 , 3 5 4 2 6 4 2 , 6 1 8 1 , 7 5 1 1 9 0 1 , 5 6 0 1 , 0 7 5 5 5 7 - 7 1 1 , 5 6 0 5 4 3 1 7 1 , 0 0 1 - 1 , 0 0 1 1 5 1 , 0 1 5 - 1 , 0 1 5 I n E U R m i l l i o n N e t i n t e r e s t i n c o m e N e t c o m m i s s i o n i n c o m e I n v e s t m e n t i n c o m e O t h e r i n c o m e T o t a l u n d e r l y i n g i n c o m e E x p e n s e s e x c l . r e g u l a t o r y c o s t s R e g u l a t o r y c o s t s O p e r a t i n g e x p e n s e s G r o s s r e s u l t A d d i t i o n t o l o a n l o s s p r o v i s i o n s U n d e r l y i n g r e s u l t b e f o r e t a x B a n k i n g R e t a i l B a n k i n g W h o l e s a l e B a n k i n g C o r p o r a t e L i n e U n d e r l y i n g r e s u l t b e f o r e t a x T a x a t i o n N o n - c o n t r o l l i n g i n t e r e s t s U n d e r l y i n g n e t r e s u l t B a n k i n g S p e c i a l i t e m s a f t e r t a x N e t r e s u l t B a n k i n g N e t r e s u l t I n s u r a n c e O t h e r N e t r e s u l t f r o m c o n t i n u i n g o p e r a t i o n s N e t r e s u l t f r o m d i s c o n t i n u e d o p e r a t i o n s N e t r e s u l t I N G G r o u p Consolidated profit or loss account: Geographical split

29 ING Press Release4Q2017 Appendix G e o g r a p h i c a l s p l i t : C o n s o l i d a t e d p r o f i t o r l o s s a c c o u n t T o t a l I N G G r o u p N e t h e r l a n d s B e l g i u m G e r m a n y W h o l e s a l e B a n k i n g O t h e r C h a l l e n g e r s G r o w t h M a r k e t s R e s t o f W o r l d O t h e r F Y 2 0 1 6 1 0 7 - 2 2 4 - 3 6 9 4 2 9 0 1 2 9 0 - 1 9 7 0 - 1 9 7 - 2 2 - 2 1 9 - 1 9 7 1 0 - - 2 0 7 - 2 7 - 2 3 4 F Y 2 0 1 7 2 2 7 - 3 - 1 2 - 1 8 1 3 1 2 9 8 2 3 0 1 - 2 6 9 1 - 2 7 0 - 9 8 - 3 6 9 - 2 7 0 - 1 - - 2 6 9 0 - 2 6 9 F Y 2 0 1 6 1 , 5 7 9 4 5 2 - 1 3 2 1 5 2 , 2 3 3 9 5 9 7 0 1 , 0 2 9 1 , 2 0 4 1 0 3 1 , 1 0 1 - 1 , 1 0 1 - 1 , 1 0 1 3 3 5 - 7 6 6 - 7 6 6 F Y 2 0 1 7 1 , 6 3 6 5 0 9 - 5 2 4 9 2 , 3 9 0 1 , 0 4 0 7 3 1 , 1 1 3 1 , 2 7 6 8 5 1 , 1 9 2 - 1 , 1 9 2 - 1 , 1 9 2 3 7 9 - 8 1 3 - 8 1 3 F Y 2 0 1 6 1 , 2 7 4 3 0 9 1 7 0 2 9 0 2 , 0 4 3 9 7 2 1 3 1 1 , 1 0 3 9 4 0 2 4 0 7 0 0 5 3 3 1 6 8 - 7 0 0 1 2 5 7 1 5 0 4 - 5 0 4 F Y 2 0 1 7 1 , 5 1 5 3 1 6 1 0 6 1 9 0 2 , 1 2 7 9 8 4 1 4 1 1 , 1 2 6 1 , 0 0 1 2 4 1 7 6 0 6 1 2 1 4 8 - 7 6 0 1 5 1 8 2 5 2 7 - 5 2 7 F Y 2 0 1 6 1 , 3 7 3 1 7 1 6 5 6 8 1 , 6 7 7 8 7 4 7 7 9 5 1 7 2 6 1 2 0 6 0 7 3 2 5 2 8 1 - 6 0 7 1 7 3 - 4 3 3 - 1 3 4 2 0 F Y 2 0 1 7 1 , 5 2 7 2 3 2 6 1 6 1 , 7 8 1 1 , 0 6 2 8 0 1 , 1 4 2 6 3 8 2 0 1 4 3 7 2 1 3 2 2 4 - 4 3 7 1 4 5 - 2 9 2 - 2 9 2 F Y 2 0 1 6 2 , 0 2 5 2 4 1 4 8 2 7 2 , 3 4 0 8 9 6 9 1 9 8 7 1 , 3 5 4 - 1 3 1 , 3 6 7 1 , 0 5 5 3 1 2 - 1 , 3 6 7 4 2 6 2 9 3 9 - 9 3 9 F Y 2 0 1 7 2 , 1 7 2 2 6 9 2 5 - 4 1 2 , 4 2 4 1 , 0 3 4 1 2 0 1 , 1 5 4 1 , 2 7 0 - 1 5 1 , 2 8 5 8 6 9 4 1 6 - 1 , 2 8 5 4 0 7 2 8 7 5 - 8 7 5 F Y 2 0 1 6 2 , 1 8 3 4 8 2 4 8 5 1 1 3 , 2 2 5 1 , 5 4 4 2 5 2 1 , 7 9 6 1 , 4 2 9 2 1 5 1 , 2 1 5 9 6 1 2 5 4 - 1 , 2 1 5 3 5 3 1 8 6 0 - 4 9 1 3 6 9 F Y 2 0 1 7 2 , 0 9 9 5 1 9 3 3 4 4 7 3 , 0 9 8 1 , 8 1 0 2 5 3 2 , 0 6 3 1 , 0 3 6 1 6 0 8 7 6 7 8 5 9 0 - 8 7 6 3 6 9 - 2 5 0 8 - 5 0 8 F Y 2 0 1 6 4 , 6 9 9 7 7 9 7 9 2 8 8 5 , 8 4 5 3 , 0 7 6 2 2 5 3 , 3 0 1 2 , 5 4 5 3 1 0 2 , 2 3 5 1 , 7 0 5 5 3 0 - 2 , 2 3 5 5 5 5 - 1 , 6 8 0 - 2 6 8 1 , 4 1 2 F Y 2 0 1 7 4 , 5 3 7 8 7 1 4 2 4 0 2 5 , 8 5 3 2 , 6 9 9 2 3 1 2 , 9 3 0 2 , 9 2 3 3 2 , 9 2 0 2 , 2 4 3 6 7 7 - 2 , 9 2 0 7 0 8 - 2 , 2 1 2 - 2 , 2 1 2 F Y 2 0 1 6 1 3 , 2 4 1 2 , 4 3 3 4 2 2 1 , 3 6 3 1 7 , 4 5 8 8 , 6 1 2 8 4 5 9 , 4 5 6 8 , 0 0 2 9 7 4 7 , 0 2 8 4 , 5 7 9 2 , 6 6 8 - 2 1 9 7 , 0 2 8 1 , 9 7 7 7 5 4 , 9 7 6 - 7 9 9 4 , 1 7 7 3 3 4 , 2 1 0 4 4 1 4 , 6 5 1 F Y 2 0 1 7 1 3 , 7 1 4 2 , 7 1 4 1 9 4 1 , 0 8 3 1 7 , 7 0 4 8 , 9 2 8 9 0 1 9 , 8 2 9 7 , 8 7 5 6 7 6 7 , 1 9 9 4 , 7 2 2 2 , 8 4 6 - 3 6 9 7 , 1 9 9 2 , 1 6 0 8 2 4 , 9 5 7 0 4 , 9 5 7 - 5 2 4 , 9 0 5 - 4 , 9 0 5 I n E U R m i l l i o n N e t i n t e r e s t i n c o m e N e t c o m m i s s i o n i n c o m e I n v e s t m e n t i n c o m e O t h e r i n c o m e T o t a l u n d e r l y i n g i n c o m e E x p e n s e s e x c l . r e g u l a t o r y c o s t s R e g u l a t o r y c o s t s O p e r a t i n g e x p e n s e s G r o s s r e s u l t A d d i t i o n t o l o a n l o s s p r o v i s i o n s U n d e r l y i n g r e s u l t b e f o r e t a x B a n k i n g R e t a i l B a n k i n g W h o l e s a l e B a n k i n g C o r p o r a t e L i n e U n d e r l y i n g r e s u l t b e f o r e t a x T a x a t i o n N o n - c o n t r o l l i n g i n t e r e s t s U n d e r l y i n g n e t r e s u l t B a n k i n g S p e c i a l i t e m s a f t e r t a x N e t r e s u l t B a n k i n g N e t r e s u l t I n s u r a n c e O t h e r N e t r e s u l t f r o m c o n t i n u i n g o p e r a t i o n s N e t r e s u l t f r o m d i s c o n t i n u e d o p e r a t i o n s N e t r e s u l t I N G G r o u p Consolidated profit or loss account: Geographical split

30 ING Press Release4Q2017 Projects maybe subject to regulatory approvals. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). In preparing the financial information in this document, except asdescribed otherwise, the same accounting principles are applied as in the 2016 ING Group consolidated annual accounts. The Financial statements for 2017 are in progress and may be subject to adjustments from subsequent events. All figures inthis document are unaudited. Smalldi?erences are possible in the tables due torounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements madeof future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to di?er materially from those expressed or implied in suchstatements. Actual results, performance or events may di?er materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding,aswellasconditionsinthecreditandcapitalmarkets generally, including changes in borrower andcounterparty creditworthiness, (5) changes a?ecting interest ratelevels, (6) changes a?ecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws andregulations and the interpretation and application thereof, (10)geopolitical risksandpoliciesandactionsofgovernmental andregulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards(IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions andmethodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could a?ect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changesin credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING’s ability to achieve its strategy,including projected operational synergies and cost-saving programmes and(17)theotherrisksanduncertainties detailedinthemost recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, includingpressreleases,whichareavailableonwww.ING.com. Many of those factors are beyondING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whetherasaresultofnewinformation orforany otherreason. This document does not constitute an o?er to sell, or a solicitationofano?ertopurchase,anysecuritiesintheUnited States or any otherjurisdiction. INGprofile ING is a global financial institution with a strong European base, o?ering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 51,000 employees o?er retail and wholesale banking services to customers in over 40countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US,ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group. Furtherinformation All publications related to ING’s 4Q17 results can be found at www.ing.com/4q17, including a video with Ralph Hamers.The video is also available onYouTube. Additional financial information is availableat www.ing.com/qr: •ING Group historical trend data •ING Group analyst presentation (also available via SlideShare) Forfurtherinformation onING,pleasevisitwww.ing.com. FrequentnewsupdatescanbefoundintheNewsroomor viathe@ING_newsTwitterfeed.PhotosofINGoperations, buildingsanditsexecutivesareavailablefordownloadatFlickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested byemailing info@yourmediakit.com. ING presentations are available atSlideShare. Important legalinformation Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 31 January, 2018